   As filed with the Securities and Exchange Commission on February 8, 2006
                                                               Registration No.
                                                                      811-21851
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6

      Registration Statement Under the Securities Act of 1933........ [X]
         Pre-Effective Amendment..................................... [_]
         Post-Effective Amendment No................................. [_]
      Registration Statement Under the Investment Company Act of 1940 [X]
         Amendment No................................................ [_]

                 MetLife Investors USA Variable Life Account A
                          (Exact Name of Registrant)
                    MetLife Investors USA Insurance Company
                              (Name of Depositor)
                           5 Park Plaza, Suite 1900
                           Irvine, California 92614
             (Address of depositor's principal executive offices)

                               -----------------
                           Richard C. Pearson, Esq.
                 Executive Vice President and General Counsel
                    MetLife Investors USA Insurance Company
                           5 Park Plaza, Suite 1900
                           Irvine, California 92614
                    (Name and address of agent for service)

                                   Copy to:
                           Mary E. Thornton, Esquire
                        Sutherland Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415

Title of Securities Being Registered: Interests in MetLife Investors USA Variable Life Account A under Variable Additional Insurance Options.

As soon as practicable after the effective date of this Registration Statement
                (Approximate date of proposed public offering)

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                  PROSPECTUS
                                      FOR

                         THE ADVANTAGE EQUITY OPTIONS
  ISSUED BY METLIFE INVESTORS USA INSURANCE COMPANY ("METLIFE INVESTORS USA")
                                 JUNE 15, 2006

MetLife Investors USA issues the Advantage Equity Options as optional benefits to a fixed benefit life insurance policy (the "base policy"). We also offer other optional benefits as additions to the base policy. For ease of reference, we refer to the base policy and all of the optional benefits that are added to the base policy as the "Policy." The Advantage Equity Options allow you to experience the potential growth of the equity markets while maintaining your base policy. There are two different Advantage Equity Options, and you may elect to include either or both as optional benefits to your base policy:

..  ADVANTAGE EQUITY ADDITIONS (also known as Variable Additional Insurance)

..  ADVANTAGE EQUITY ENRICHER (also known as Variable Additional Benefits).

This prospectus provides you with important information about the Advantage Equity Options. However, this prospectus is not the Policy. The Policy, rather, is a separate written agreement (including all applicable optional benefits) that we issue to you.

Amounts you allocate to the Advantage Equity Options can be invested in the available investment divisions of MetLife Investors USA Variable Life Account A ("Separate Account") and in a fixed interest account ("Fixed Account").

Each available investment division (sometimes referred to in this prospectus as "variable investment option") invests in a corresponding "Portfolio" of the Metropolitan Series Fund, Inc.:

   Lehman Brothers(R) Aggregate Bond Index Portfolio
   MetLife Mid Cap Stock Index Portfolio
   MetLife Stock Index Portfolio
   Morgan Stanley EAFE(R) Index Portfolio
   Russell 2000(R) Index Portfolio

A separate prospectus for the Metropolitan Series Fund, Inc. ("Fund") is attached to this prospectus. It describes in greater detail an investment in the Portfolios listed above. Before purchasing an Advantage Equity Option, read the information in this prospectus and in the prospectus for the Fund. Keep these prospectuses for future reference.

Policies issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. Your actual Policy and any endorsements are the controlling documents. You should read the Policy carefully for any variations in your state.

Neither the Securities and Exchange Commission ("SEC") nor any state securities authority has approved or disapproved of these securities, nor have they determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. Interests in the Separate Account and the Portfolios are not deposits or obligations of, or insured or guaranteed by, the U.S. Government, any bank or other depository institution including the Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve Board or any other agency or entity or person. We do not authorize any representations about this offering other than as contained in this prospectus or its supplements or in our authorized supplemental sales material. We do not guarantee how any of the Portfolios will perform.

                               TABLE OF CONTENTS

                                                                                             PAGE
                                                                                           IN THIS
SUBJECT                                                                                   PROSPECTUS
-------                                                                                   ----------
Summary of Benefits and Risks............................................................      3
   Benefits of the Advantage Equity Options..............................................      3
   Risks of the Advantage Equity Options.................................................      4
   Risks of Investment in the Portfolios.................................................      5
Fee Tables...............................................................................      6
   Transaction Fees......................................................................      6
   Periodic Charges Other Than Portfolio Operating Expenses..............................      7
   Annual Portfolio Operating Expenses...................................................      8
MetLife Investors USA....................................................................      8
Our Separate Account That Supports the Advantage Equity Options..........................      9
   The Separate Account..................................................................      9
   The Investment Divisions..............................................................      9
   Substitution of Investments...........................................................      9
The Fund and its Portfolios..............................................................     10
   Certain Payments We Receive with Regard to the Portfolios.............................     10
   Selection of Portfolios...............................................................     10
   Management of the Portfolios..........................................................     11
   The Portfolio Share Class That We Offer...............................................     11
   Purchase and Redemption of the Portfolio Shares by Our Separate Account...............     11
   Voting Rights That You Will Have......................................................     12
The Fixed Account........................................................................     12
The Base Policy and its Benefit Options..................................................     12
Purchasing Advantage Equity Options......................................................     13
Allocation of Dividends and Premiums to the Advantage Equity Options.....................     15
   Allocating Dividends and Paying Premiums..............................................     15
   Maximum and Minimum Premium Payments..................................................     16
   Allocating Payments to the Advantage Equity Options...................................     17
Sending Communications and Payments To Us................................................     18
   Contacting Us.........................................................................     18
   When Your Requests, Instructions and Notifications Become Effective...................     18
   Third Party Requests..................................................................     19
Advantage Equity Options Insurance Proceeds Payable If the Insured Dies..................     19
   Advantage Equity Options Death Benefits...............................................     20
   Alternate Death Benefit That Automatically Applies in Some Cases......................     21
   Conditional Guaranteed Minimum Death Benefit..........................................     21
Advantage Equity Options Cash Value......................................................     21
Surrenders and Partial Withdrawals From Advantage Equity Options.........................     23
Transferring Cash Value..................................................................     24
   Automatic Rebalancing.................................................................     25
   Automated Withdrawals.................................................................     26
   Transfers by Telephone................................................................     26
Borrowing From Your Policy...............................................................     26
Advantage Equity Options Termination and Reinstatement...................................     27
   Termination...........................................................................     27
   Reinstatement.........................................................................     28
Charges and Deductions You Pay for Advantage Equity Options..............................     28
   Deductions From Premiums--Advantage Equity Enricher Only..............................     28
   Charges Included in the Monthly Deduction.............................................     28
   Charges and Expenses of the Separate Account and the Portfolios.......................     30
   Variations in Charges.................................................................     30
Net Single Premium.......................................................................     30
Federal Tax Matters......................................................................     31
Rights We Reserve........................................................................     35
Other Policy Provisions..................................................................     35
   "Free Look" Period to Cancel Your Policy..............................................     35
   Suicide...............................................................................     36
   Assignment and Change of Ownership....................................................     36
   Payment and Deferment.................................................................     36
   Dividends.............................................................................     36
Sales and Administration of the Policies.................................................     36
   Distributing the Policies.............................................................     37
   Commissions and Other Compensation....................................................     37
Legal Proceedings........................................................................     38
Restrictions on Financial Transactions...................................................     39
Experts..................................................................................     39
Illustration of Advantage Equity Options Benefits........................................     39
Financial Statements.....................................................................     39
Appendix A: Illustrations of Death Benefits and Cash Values for Advantage Equity Enricher     40

SUMMARY OF BENEFITS AND RISKS

This summary describes important benefits and risks of the Advantage Equity Options. The sections of this prospectus following this summary discuss the Policy and the Advantage Equity Options in more detail.

BENEFITS OF THE ADVANTAGE EQUITY OPTIONS

DEATH BENEFIT. The Advantage Equity Options are designed to provide insurance protection. If the Advantage Equity Options are in force, and upon receipt of satisfactory proof of the death of the insured, we will pay insurance proceeds to the beneficiary of the Policy. Insurance proceeds generally equal the Advantage Equity Options cash value divided by an applicable "net single premium amount" that is specified in your rider.

RIGHT TO EXAMINE THE POLICY. During the ten-day period following your receipt of the Policy (more in some states), you have the right to return the Policy to us. Depending on state law, we will refund the premiums you paid, the Policy's cash value or any other amount required by state insurance law.

INVESTMENT OPTIONS. The dividends allocated to Advantage Equity Additions, and the premiums paid into Advantage Equity Enricher can be allocated among your choice of the available investment divisions and the Fixed Account. The Fixed Account provides guarantees of interest and principal. You may change your allocation of future dividends and premiums at any time.

SURRENDER AND PARTIAL WITHDRAWALS. You may surrender (turn in) the Advantage Equity Options for their cash value or take a partial withdrawal of their cash value at any time. We will deem your request for surrender of the base policy also to be a request for surrender of the Advantage Equity Options. Your cash value in an Advantage Equity Option reflects your allocation of dividends or premiums to the Advantage Equity Option, the charges we deduct from the Advantage Equity Option's cash value, any investment experience you have in our Separate Account, any interest you earn in the Fixed Account, as well as your transfer, loan and withdrawal activity. A surrender or partial withdrawal may have tax consequences.

TRANSFERS. You may make transfers among the available investment divisions, or between the investment divisions and the Fixed Account, subject to certain limits and restrictions, including restrictions on "market timing" transactions (see "Transferring Cash Value").

AUTOMATIC REBALANCING. You may elect our Rebalancer strategy under which your cash value in the investment divisions and the Fixed Account will be automatically reallocated on a quarterly basis to the percentages you select.

LOANS. You may borrow from the Policy, including the Advantage Equity Options. The maximum loan amount you may take is the Policy's loan value. The loan value equals the Policy's cash surrender value at the end of the current Policy year; less anticipated loan interest and required premiums due for the remainder of the current Policy year. When you take a loan, we transfer cash value equal to the amount of the loan from the investment divisions and/or the Fixed Account to the Loan Collateral Account. We charge you a maximum annual interest rate of 6% on the amount you borrow.

However, we credit you with an annual rate of interest of at least 4% on amounts held in the Loan Collateral Account. Loans may have tax consequences.

TAX ADVANTAGES. If you meet certain requirements, generally you will pay income taxes on the cash value you receive from your Advantage Equity Options (through withdrawals or surrenders) only to the extent that those amounts, together with dividends and distributions under your Policy exceed the cumulative premiums you have paid on your Policy. The death benefit may be subject to Federal and state estate taxes, but your beneficiary will generally not be subject to income tax on the death benefit.

PERSONALIZED ILLUSTRATIONS. You will receive personalized illustrations in connection with the purchase of the Advantage Equity Options that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of termination, and the charges and deductions for the Advantage Equity Options. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

RISKS OF THE ADVANTAGE EQUITY OPTIONS

INVESTMENT RISK. MetLife Investors USA does not guarantee the investment performance of the variable investment options and you should consider your risk tolerance before selecting any of these options. You will be subject to the risk that investment performance will be unfavorable and that your Advantage Equity Options cash value will decrease. Your Advantage Equity Options death benefit may also decrease unless the Conditional Guaranteed Minimum Death Benefit is in effect. In addition, we deduct Advantage Equity Options fees and charges from your Advantage Equity Options cash value, which can significantly reduce your Advantage Equity Options cash value and death benefit. It is possible to lose your full investment in the Advantage Equity Options. The Advantage Equity Options are not suitable as a short-term savings vehicle.

If you allocate cash value to the Fixed Account, we credit such cash value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 4%.

CERTAIN TAX RISKS. We believe that the Policy should be deemed a life insurance contract under Federal tax law. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, except with respect to the Dividends with Interest option, you should not be deemed to be in receipt of any portion of your Policy's cash value (including any cash value in your Advantage Equity Options) until there is an actual distribution from the Policy (including those attributable to an Advantage Equity Option). Moreover, insurance proceeds payable under the Policy should be excludable from the gross income of the beneficiary. Although the beneficiary generally should not have to pay Federal income tax on the insurance proceeds, other taxes, such as estate taxes, may apply.

If you pay more than a certain amount of premiums, you may cause your Policy to become a "modified endowment contract." If it does, you will pay income taxes on loans and other amounts we pay out to you (except for payment of insurance proceeds), to the extent of any gains in your Policy (which is generally the excess of cash value over the premiums paid). In this case, an additional 10% tax penalty may also apply.

If the Policy is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax.

As with any tax matter, you should consult with and rely on the advice of your own tax advisor.

LOAN RISKS. A policy loan that is secured by the Advantage Equity Options will affect the cash value of your Advantage Equity Options over time even if it is repaid. This is because cash value transferred to the Loan Collateral Account earns a fixed return, which could be less than the current interest rate credited to the Fixed Account, and does not participate in the investment experience of the investment divisions.

Any unpaid loan (plus accrued interest) also reduces the Policy's insurance proceeds paid to your beneficiary. In addition, your Policy, including any Advantage Equity Option, may terminate if your outstanding loan and accrued loan interest equals or exceeds the cash value of your Policy.

If you surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans from your Policy and partial withdrawals from your Policy exceed the premiums paid under your Policy. Since loans and partial withdrawals reduce your Policy's cash value, any remaining cash value may be insufficient to pay the income tax due.

ADVANTAGE EQUITY OPTIONS CHARGE AND EXPENSE INCREASE. We have the right to increase certain Advantage Equity Options charges.

TAX LAW CHANGES. Tax laws, regulations, and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy or an Advantage Equity Option based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

RISKS OF INVESTMENT IN THE PORTFOLIOS

A comprehensive discussion of the risks associated with investment in the Portfolios can be found in the Fund prospectus attached at the end of this prospectus. There is a possibility that fees and expenses of the Portfolios may increase (or decrease). There is no assurance that any of the Portfolios will achieve its stated investment objective.

FEE TABLES

The following tables describe the fees and expenses that a Policy Owner will pay when buying and owning the Advantage Equity Options. In certain cases, we have the right to increase our charges for new Advantage Equity Options, as well as for Advantage Equity Options already outstanding. The maximum charges in such cases are shown in the far right-hand column of each of the next two tables below.

TRANSACTION FEES

This table describes the fees and expenses that a Policy Owner will pay at the time that he or she buys the Advantage Equity Options.

                                                               MAXIMUM
                                                               AMOUNT
                                 WHEN CHARGE IS CURRENT AMOUNT WE CAN
          CHARGE                 DEDUCTED       DEDUCTED       DEDUCT
          ------------------------------------------------------------
          State Tax Imposed on   On payment of  2.00% of each  Same as
          Premiums*              premium        premium paid   Current
                                                               Amount
          ------------------------------------------------------------
          Federal Tax Imposed on On payment of  1.00% of each  Same as
          Premiums*              premium        premium paid   Current
                                                               Amount
          ------------------------------------------------------------

--------
*These charges apply to Advantage Equity Enricher only.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

This table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Advantage Equity Options, not including fees and expenses for the Portfolios.

                      WHEN CHARGE IS          CURRENT AMOUNT       MAXIMUM AMOUNT
CHARGE                DEDUCTED                DEDUCTED             WE CAN DEDUCT
---------------------------------------------------------------------------------------
Cost of Insurance*    Monthly, on the
                      monthly deduction
                      date
FOR ADVANTAGE EQUITY
ADDITIONS:
Lowest and Highest                            $.05 to $2.47 each   $.50 to $2.75 each
Charge Among All                              month per $1000 of   month per $1000 of
Possible Insureds                             Advantage Equity     Advantage Equity
                                              Additions cash       Additions cash value
                                              value
Charge for a female                           $.05 each month per  $.51 each month per
insured, age 35, in                           $1000 of Advantage   $1000 of Advantage
the preferred                                 Equity Additions     Equity Additions
nonsmoker                                     cash value           cash value
underwriting class in
the first policy year
FOR ADVANTAGE EQUITY
ENRICHER:
Lowest and Highest                            $.05 to $2.47 each   $.50 to $2.75 each
Charge Among All                              month per $1000 of   month per $1000 of
Possible Insureds                             Advantage Equity     Advantage Equity
                                              Enricher cash value  Enricher cash value
Charge for a male                             $.08 each month per  $.61 each month per
insured, age 40, in                           $1000 of Advantage   $1000 of Advantage
the preferred                                 Equity Enricher      Equity Enricher
nonsmoker                                     cash value           cash value
underwriting class in
the first policy year
---------------------------------------------------------------------------------------
Mortality and         Monthly, on the         Annual rate of .75%  Same As Current
Expense Risk          monthly deduction       of the cash value in Rate
Charge                date                    the Separate
                                              Account on each
                                              monthly
                                              anniversary**
---------------------------------------------------------------------------------------
Advantage Equity      Monthly, on the
Enricher Expense      monthly deduction
Charge                date
Lowest and Highest                            $   to $   each      $   to $   each
Charge Among All                              month per $1000 of   month per $1000 of
Possible Insureds                             Advantage Equity     Advantage Equity
                                              Enricher death       Enricher death
                                              benefit              benefit
Charge for a male                             $   each month per   $   each month per
insured, age 40, in                           $1000 of Advantage   $1000 of Advantage
the preferred                                 Equity Enricher      Equity Enricher
nonsmoker                                     death benefit        death benefit
underwriting class in
the first policy year
---------------------------------------------------------------------------------------
Loan Interest         Annually (or on loan    Annual rate of 2%    Same As Current
Spread***             termination if earlier)                      Rate
(on loan amount)

--------
*The cost of insurance charge varies based on individual characteristics, including the insured's age, risk class and except for unisex policies, sex. The cost of insurance charges shown may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the cost of insurance or other charges that would apply for a particular insured by contacting your sales representative.
**The Mortality and Expense Risk Charge is .50% for riders to base policies that have a face amount of $250,000 or greater.
***We charge interest on policy loans at an effective rate of 6% but we credit you with interest on the amount of cash value we hold as collateral for the loan at an annual effective rate of not less than 4% per year. The loan interest spread is the difference between these two rates.

ANNUAL PORTFOLIO OPERATING EXPENSES

This table describes the fees and expenses that the Portfolios will pay and that therefore a Policy owner will indirectly pay periodically during the time that he or she owns an Advantage Equity Option. The table shows the lowest and highest fees and expenses charged by the Portfolio(s) offered with Advantage Equity Additions and Advantage Equity Enricher for the fiscal year ended December 31, 2005, before and after any contractual fee waivers and expense reimbursements. More detail concerning each Portfolio's fees and expenses is contained in the table that follows this table and in the attached Fund prospectus.

                                                                LOWEST* HIGHEST*
--------------------------------------------------------------------------------
Gross Total Annual Portfolio Operating Expenses                     %       %
(expenses that are deducted from Portfolio assets, including management fees and other expenses)
--------------------------------------------------------------------------------
Net Total Annual Portfolio Operating Expenses                       %       %
(net of any contractual fee waivers and expense reimbursements)
--------------------------------------------------------------------------------

--------
*The lowest and highest percentages have been selected after adjustment of the percentage for all Portfolios (on a consistent basis) to reflect any changes in expenses during the 12 months ended December 31, 2005 or expected to occur during the 12 months ended December 31, 2006.

This table describes the annual operating expenses for each Portfolio for the year ended December 31, 2005, as a percentage of the Portfolio's average daily net assets for the year.

                                            TOTAL
                                            GROSS    FEE WAIVERS   NET TOTAL
                       MANAGEMENT  OTHER    ANNUAL   AND EXPENSE    ANNUAL
        PORTFOLIO         FEES    EXPENSES EXPENSES REIMBURSEMENTS EXPENSES
    ------------------------------------------------------------------------
    Lehman Brothers
     Aggregate Bond
     Index                  %         %        %           %            %
    ------------------------------------------------------------------------
    MetLife Mid Cap
     Stock Index            %         %        %           %            %
    ------------------------------------------------------------------------
    MetLife Stock
     Index                  %         %        %           %            %
    ------------------------------------------------------------------------
    Morgan Stanley
     EAFE Index             %         %        %           %            %
    ------------------------------------------------------------------------
    Russell 2000 Index      %         %        %           %            %
    ------------------------------------------------------------------------

THE FEE AND EXPENSE INFORMATION REGARDING THE PORTFOLIOS WAS PROVIDED BY THOSE PORTFOLIOS.

FOR INFORMATION CONCERNING THE COMPENSATION PAID FOR THE SALE OF THE POLICIES AND THE ADVANTAGE EQUITY OPTIONS, SEE "SALES AND ADMINISTRATION OF THE POLICIES."

METLIFE INVESTORS USA

MetLife Investors USA is an indirect, wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our main office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. We are obligated to pay all benefits under the Policies and the Advantage Equity Options.

OUR SEPARATE ACCOUNT THAT SUPPORTS THE ADVANTAGE EQUITY OPTIONS

THE SEPARATE ACCOUNT

The Separate Account receives premium payments from the Advantage Equity Options and other variable life insurance products that we issue. Income and realized and unrealized capital gains and losses of the Separate Account are credited to the Separate Account without regard to any of our other income or capital gains and losses. We will keep an amount in the Separate Account that at least equals the value of our commitments to policy owners that are based on their investments in the Separate Account. We can also keep charges that we deducted and other excess amounts in the Separate Account or we can take the excess out of the Separate Account.

The assets in the Separate Account legally belong to us, but they are held solely for the benefit of investors in the Separate Account and no one else, including our other creditors. This means that, except for excess assets that we would be free to withdraw, the assets of the Separate Account are not available to meet the claims of our general creditors, and must be used for the sole purpose of supporting the cash values of the variable life insurance products whose premiums the Separate Account receives.

THE INVESTMENT DIVISIONS

[SIDEBAR: EACH AVAILABLE INVESTMENT DIVISION INVESTS IN A CORRESPONDING PORTFOLIO OF THE FUND.]
The Separate Account has subdivisions, called "investment divisions." Each investment division corresponds to one of our variable investment options and invests its assets exclusively in shares of a corresponding Portfolio of the Fund. You can designate how you would like your dividends and cash value, in the case of Advantage Equity Additions, or your premiums and cash value, in the case of Advantage Equity Enricher, to be allocated among the available investment divisions. Amounts you allocate to an investment division receive the investment experience of the investment division, and you bear this investment risk.

SUBSTITUTION OF INVESTMENTS

If investment in the Portfolios or a particular Portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the Advantage Equity Options, or for any other reason in our sole discretion, we may substitute another Portfolio without your consent. The substituted Portfolio may have different fees and expenses. Substitution may be made with respect to Advantage Equity Additions or Advantage Equity Enricher, or both, and may be made with respect to existing investments or the investment of future premium payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission. Furthermore, we may make available or close investment divisions to allocation of premium payments or cash value, or both, for some or all Policies, at any time in our sole discretion.

THE FUND AND ITS PORTFOLIOS

[SIDEBAR: YOU SHOULD CAREFULLY REVIEW THE INVESTMENT OBJECTIVES, PRACTICES AND RISKS OF EACH AVAILABLE PORTFOLIO, WHICH ARE DESCRIBED IN THE FUND PROSPECTUS ATTACHED TO THIS PROSPECTUS.]
The Metropolitan Series Fund, Inc. (the "Fund") is a "series" type of mutual fund, which is registered as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"). The Fund is divided into Portfolios, each of which represents a different class of stock in which a corresponding investment division of the Separate Account invests.

You should read the Fund prospectus attached to this prospectus. It contains information about the Fund and the Portfolios, including the investment objectives, strategies, risks and sub-advisers associated with each Portfolio. It also contains information on the different separate accounts that invest in the Fund (which may or may not be related to MetLife Investors USA) and certain risks that may arise when diverse separate accounts funding diverse types of insurance products all invest in the same Fund.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE PORTFOLIOS

We do not receive any compensation from MetLife Advisers or from the sub-advisers of any of the Portfolios of the Fund (or their affiliates) for administrative or other services relating to the Portfolios. However, we, and certain of our affiliated insurance companies, are joint owners of MetLife Advisers, which is formed as limited liability company. Our ownership interest entitles us to profit distributions if MetLife Advisers makes a profit with respect to a Portfolio. We may benefit accordingly from assets allocated to the Portfolios to the extent they result in profits to MetLife Advisers. (See "Fee Tables - Annual Portfolio Operating Expenses" for information on the management fees paid to MetLife Advisers and the Statement of Additional Information for the Fund for information on the management fees paid by MetLife Advisers to sub-advisers.)

Additionally, an investment adviser or sub-adviser of a Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the Advantage Equity Options and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliates) with increased access to persons involved in the distribution of the Advantage Equity Options.

SELECTION OF PORTFOLIOS

We select the Portfolios offered through the Advantage Equity Options based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Portfolio's adviser or sub-adviser is one of our affiliates or whether the Portfolio, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services. We review the Portfolios periodically and may remove a Portfolio or limit its availability to new premium payments and/or transfers of Advantage Equity Options cash value if we determine that the Portfolio no longer meets one or more of the selection criteria, and/or if the Portfolio has not attracted significant allocations from Advantage Equity Options owners. We do not provide investment advice and do not recommend or endorse any particular Portfolio.

MANAGEMENT OF THE PORTFOLIOS

Our affiliate, MetLife Advisers, LLC ("MetLife Advisers") is the investment adviser who is responsible for overall management of the Fund. MetLife Advisers has contracted with sub-advisers to make day-to-day investment decisions for the Portfolios. The sub-adviser and the investment objective of each Portfolio are as follows:

      PORTFOLIO
    CLASS A SHARES             SUB-ADVISER            INVESTMENT OBJECTIVE
 -----------------------------------------------------------------------------
 Lehman Brothers       Metropolitan Life Insurance To equal the performance of
 Aggregate Bond Index  Company                     the Lehman Brothers
                                                   Aggregate Bond Index
 -----------------------------------------------------------------------------
 MetLife Mid Cap Stock Metropolitan Life Insurance To equal the performance of
 Index                 Company                     the Standard & Poor's Mid
                                                   Cap 400 Composite Stock
                                                   Price Index
 -----------------------------------------------------------------------------
 MetLife Stock Index   Metropolitan Life Insurance To equal the performance of
                       Company                     the Standard & Poor's 500
                                                   Composite Stock Price Index
 -----------------------------------------------------------------------------
 Morgan Stanley EAFE   Metropolitan Life Insurance To equal the performance of
 Index                 Company                     the MSCI EAFE Index
 -----------------------------------------------------------------------------
 Russell 2000 Index    Metropolitan Life Insurance To equal the return of the
                       Company                     Russell 2000 Index
 -----------------------------------------------------------------------------

A Portfolio may have a name and/or objective that is very similar to that of a publicly available mutual fund that is managed by the same sub-investment manager. The Portfolios are not publicly available and will not have the same performance as those publicly available mutual funds. Different performance will result from differences in implementation of investment policies, cash flows, fees and size of the Portfolio.

THE PORTFOLIO SHARE CLASS THAT WE OFFER

The Fund offers various classes of shares, each of which has a different level of expenses. The Fund prospectus may provide information for share classes or Portfolios that are not available through the Advantage Equity Options. When you consult the Fund prospectus, you should be careful to refer only to the information regarding the Portfolio and class of shares that is available through the Advantage Equity Options. Only Class A shares of the Portfolios are available through the Advantage Equity Options.

PURCHASE AND REDEMPTION OF THE PORTFOLIO SHARES BY OUR SEPARATE ACCOUNT

As of the end of each Valuation Period (see "Sending Communications and Payments to Us--When Your Requests, Instructions and Notifications Become Effective"), we purchase and redeem Portfolio shares for the Separate Account at their net asset value without any sales or redemption charges. These purchases and redemptions reflect the amount of any of the following transactions that take effect at the end of the Valuation Period:

.. The allocation of dividends and premiums (less any applicable charges) to the Separate Account.

.. Dividends and distributions on Fund shares, which are reinvested as of the dates paid (which reduces the value of each share of the Fund and increases the number of Fund shares outstanding, but has no effect on the cash value in the Separate Account).

..  Policy loans and loan repayments allocated to the Separate Account.

..  Transfers between the Separate Account and the Fixed Account.

..  Withdrawals or surrenders taken from the Separate Account.

..  Transfers among the Advantage Equity Options' available investment divisions.

VOTING RIGHTS THAT YOU WILL HAVE

[SIDEBAR: YOU CAN GIVE US VOTING INSTRUCTIONS ON SHARES OF THE FUND PORTFOLIO THAT ARE ATTRIBUTABLE TO YOUR ADVANTAGE EQUITY OPTION.]
The Fund has shareholder meetings from time to time to, for example, elect directors or trustees and approve some changes in investment management arrangements. We will vote the shares of each Portfolio that are attributed to your Advantage Equity Options based on your instructions. Should we determine that the 1940 Act no longer requires us to do this, we may decide to vote Fund shares in our own right, without input from you or any other owners of variable life insurance policies or variable annuity contracts that participate in the Fund.

If you are eligible to give us voting instructions, we will send you informational material and a form to send back to us. We are entitled to disregard voting instructions in certain limited circumstances prescribed by the SEC. If we do so, we will give you our reasons in the next semi-annual report to Advantage Equity Option owners.

If we do not receive timely voting instructions from you and other insurance and annuity owners that are entitled to give us voting instructions, we will vote those shares in the same proportion as the shares held in the same separate account for which we did receive voting instructions. Also, we will vote Fund shares that are not attributable to insurance or annuity owners (including shares that we hold in our general account) or that are held in separate accounts that are not registered under the 1940 Act in the same proportion as the aggregate of the shares for which we received voting instructions from all insurance and annuity owners.

THE FIXED ACCOUNT

The Fixed Account is part of our general assets that are not in any legally-segregated separate account. Amounts in the Fixed Account are credited with interest at an effective annual rate of at least 4%. We may also credit excess interest on such amounts. Different excess interest rates may apply to different amounts, based upon the base policy face amount, when such amounts were allocated to the Fixed Account, and whether they were dividends, premium payments, or transfers from the investment divisions. Any partial amounts we remove from the Fixed Account (such as any portion of your Advantage Equity Option's monthly deduction that is allocable to the Fixed Account) will be taken from the most recently allocated amounts first.

We can restrict allocations and transfers to the Fixed Account if the effective annual rate of interest on those amounts would be 4%. We can delay transfers, withdrawals, surrender and payment of Policy loans from the Fixed Account for up to 6 months.

Since the Fixed Account is not registered under the federal securities laws, this prospectus contains only limited information about the Fixed Account. The Policy gives you more information on the operation of the Fixed Account. We have been advised that the Staff of the SEC does not review disclosure relating to the Fixed Account.

THE BASE POLICY AND ITS BENEFIT OPTIONS

[SIDEBAR: THE POLICY INCLUDES THE BASE POLICY AND ITS BENEFIT OPTIONS.]
The base policy and all of its benefit options form the entire Policy. In this prospectus, we refer to each such portion of the Policy as a "part" of the Policy. The base policy provides a fixed amount of life insurance. Benefit options may be added to the base policy.

We offer other life insurance policies, including variable life insurance policies, that have different death benefits, policy features, Portfolio selections, and optional programs. However, these other policies also have different charges that would affect your performance and cash values. To obtain more information about these other policies, contact our Designated Office or your sales representative.

The Policy offers several benefit options that allow you to accumulate additional cash value and purchase additional death benefits. Some benefit options can only be purchased with dividends that become payable under your Policy, some are purchased through premium payments, and some can be purchased through dividends or premiums. The amount of dividends credited to your Policy changes annually, is not guaranteed, and is based on a variety of factors. These factors may include the base policy face amount, the death benefit and the rate class of the base policy, as well as the amount of our earnings.

The available benefit options include:

.. ADVANTAGE EQUITY ADDITIONS: a benefit option described in this Prospectus where cash value varies based on the investment experience of the available Separate Account investment divisions and interest credited in the Fixed Account.

..  FIXED ADDITIONAL INSURANCE:  a benefit option that is similar to Advantage
   Equity Additions, except that it accumulates a guaranteed cash value that is eligible for a dividend.

.. DIVIDENDS WITH INTEREST ("DWI"): a benefit option where cash value accumulates with currently taxable interest that we declare periodically.

.. ADVANTAGE EQUITY ENRICHER: a benefit option described in this Prospectus where cash value varies based on the investment experience of the available Separate Account investment divisions and interest credited in the Fixed Account.

.. ADVANTAGE ENRICHER: a paid-up additional insurance benefit option that is similar to Advantage Equity Enricher, except that it accumulates a guaranteed cash value that is eligible for a dividend.

.. FLEXIBLE ADDITIONAL INSURANCE RIDER ("FAIR"): a benefit option that provides additional fixed benefit insurance and has a term insurance element.

Subject to certain limits and conditions, we guarantee the cash value in the base policy as well as all of the benefit options, other than the Advantage Equity Options. We make this guarantee because these parts of the Policy provide fixed benefits. Since these fixed benefits are not registered under the federal securities laws, this Prospectus contains only limited information about them. The Policy gives you more information on the operation of these fixed benefits.

PURCHASING ADVANTAGE EQUITY OPTIONS

[SIDEBAR: WE WILL ISSUE AN ADVANTAGE EQUITY OPTION TO YOU AS OWNER. YOU WILL HAVE ALL THE RIGHTS UNDER THE OPTION.]
If you want an Advantage Equity Option, you must complete an application. We will issue an Advantage Equity Option to you only if you are also the owner of the base policy. Your completed application must be received by the Designated Office. The Advantage Equity Options are available to base policies meeting the minimum face amount and eligibility requirements that we establish. You may not add the Advantage Equity Additions while any term insurance is in effect under the FAIR. Once the FAIR becomes fully funded, or you discontinue the term insurance provided by the FAIR, you may add the Advantage Equity Additions. We reserve the right to reject an application for any reason permitted by law, and our acceptance of an application is subject to our underwriting rules.

The insured will be the same individual as the insured in the base policy. An "insured" is the person upon whose life we issue the Policy. You do not have to be the insured. The beneficiary is named in the application as the person who will receive the insurance proceeds upon the death of the insured. The beneficiary has no rights under the Policy or the Advantage Equity Options until the death of the insured (unless the beneficiary has been designated an irrevocable beneficiary) and must survive the insured in order to receive the insurance proceeds.

For the purpose of computing the insured's age under the Policy, we start with the insured's age on the Policy Date, which is set forth in the base policy. The Policy Date is usually the same as the Issue Date, which is the date the base policy application is approved. We use the Policy Date to calculate base policy years and months. Age under the Policy at any other time is then computed using that issue age and adding the number of full base policy years completed.

To elect the Advantage Equity Options, you may generally complete the Advantage Equity Options application EITHER at the same time as the application for the base policy or after the base policy has been issued. However, if you purchase the policy through a broker-dealer that is unaffiliated with MetLife Investors USA, you can elect the Advantage Equity Options ONLY at the time you apply for the base policy. If you decide to add an Advantage Equity Option after you own the base policy, it may reduce the amount of premiums that you could pay to your Policy before it would become a modified endowment contract. If you contact us, we will tell you what these premium limits are.

We will not require evidence of insurability for the Advantage Equity Additions other than that required in connection with the issuance of the base policy. For Advantage Equity Enricher, we will not require evidence of insurability beyond what is required at issue unless:

.. the amount of premiums you actually pay for the Advantage Equity Enricher during the first year is greater than the cumulative voluntary planned periodic premium payments indicated in the application;

.. you exceed certain other premium limitations described below after the first year; or

.. you are adding the Advantage Equity Enricher after the base policy has been issued.

Insurance coverage under Advantage Equity Additions commences on its Investment Start Date (see "Sending Communications and Payments To Us--When Your Requests, Instructions and Notifications Become Effective"), assuming coverage under the base policy is then in effect. Insurance coverage under Advantage Equity Enricher commences at the later of delivery of the option to you and our Date of Receipt of your first premium payment for that option. For coverage under Advantage Equity Enricher to be effective, the insured's health must be the same as stated in your application and, in most states, the insured must not have sought medical advice or treatment after the date of the application. As to when charges under an Advantage Equity Option begin, see "Charges Included in the Monthly Deduction."

It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

ALLOCATION OF DIVIDENDS AND PREMIUMS TO THE ADVANTAGE EQUITY OPTIONS

The payments into the Advantage Equity Options won't guarantee that your Advantage Equity Option will have a death benefit. Rather, this depends on the Advantage Equity Option's cash value and the conditional guaranteed minimum death benefit.

ALLOCATING DIVIDENDS AND PAYING PREMIUMS

You can purchase the Advantage Equity Options as follows:

..  For the ADVANTAGE EQUITY ADDITIONS:  through dividends payable on the Policy
   (other than dividends payable on the Advantage Enricher). Any request to designate the Advantage Equity Additions as the option for receiving dividends under your Policy will take effect on the Policy anniversary following our Date of Receipt of your written request. Only one election may be made for any dividend payment date and that election will apply to all dividends payable under the Policy (other than dividends payable on the Advantage Enricher).

..  For the ADVANTAGE EQUITY ENRICHER:

.. through a voluntary planned periodic premium schedule. You choose the schedule on your Advantage Equity Enricher application. The schedule sets forth the amount of premiums, fixed payment intervals, and the period of time that you intend to pay premiums. The schedule can be: (a) annual; (b) semi-annual; (c) quarterly; (d) periodic automatic pre-authorized transfers from your checking account ("pre-authorized checking arrangement"); (e) systematic through payment plans that your employer makes available; or (f) through another method to which we agree. You do not have to pay premiums in accordance with your voluntary planned periodic premium schedule.

..  through unscheduled premium payments that you can make at any time.

We will hold a premium payment received before its scheduled payment date in a non-interest bearing holding account until the scheduled payment date, if necessary to prevent a Policy from becoming a modified endowment contract. (See "Modified Endowment Contracts" under "Tax Matters" below.) We will send you an additional notice of this arrangement by letter immediately after receiving your payment. We will also give you the option to either have the money held until the scheduled payment date or applied on our Date of Receipt of your instructions to apply the money (unless the scheduled payment date has already passed).

MAXIMUM AND MINIMUM PREMIUM PAYMENTS

.. Total premium payments for the Advantage Enricher, the FAIR, and the Advantage Equity Enricher may not exceed $5 million in any Policy year.

.. We will let you make premium payments that would turn your Policy into a modified endowment contract, but we will tell you of this status not later than in your annual statement, and if possible we will tell you how to reverse the status.

.. The following additional limitations apply to your premiums under the ADVANTAGE EQUITY ENRICHER:

  I. You may not make any premium payments:

     A. After the date we approve your application for benefits under a disability waiver of benefits option or an acceleration of death benefit option.

     B. If we are paying or have finished paying benefits under one of the above options.

     C. If you have made no payments to the Advantage Equity Enricher during the first thirteen months after the effective date of the Advantage Equity Enricher, or for any two consecutive base policy years (unless, during any part of such period, your right to make payments was terminated for reasons described in A).

     In any of these cases, you may elect to receive the cash value or leave the cash value in the Advantage Equity Enricher. If you leave the cash value in the Advantage Equity Enricher, it will remain subject to applicable fees and charges. If investment performance is not sufficient to offset the amount of these expenses, the death benefit may decline or terminate.

  II.Your voluntary planned periodic payments must be at least:

     A. $250 annually ($100 for policies with a base policy face amount of $50,000 to $100,000, or where the insured was under 18 when the base policy was issued).

     B. $125 semi-annually ($50 for policies with a base policy face amount of $50,000 to $100,000, or where the insured was under 18 when the base policy was issued).

     C. $75 quarterly ($25 for policies with a base policy face amount of $50,000 to $100,000, or where the insured was under 18 when the base policy was issued).

     D. $25 for all monthly methods of payment ($10 for policies with a base policy face amount of $50,000 to $100,000, or where the insured was under 18 when the base policy was issued).

 III.Each unscheduled premium payment should be at least $250 ($100 for policies with a base policy face amount of $50,000 to $100,000, or where the insured was under age 18 when the base policy was issued).

  IV.During the first base policy year, we reserve the right to reject any amount that exceeds the cumulative amount of your first base policy year's voluntary planned periodic and unscheduled premiums selected at issue.

  V. During the first base policy year, the maximum total payment we currently permit to the Advantage Equity Enricher is 25 times the nonsmoker standard annual premium set forth in your base policy.

  VI.After the first base policy year, the maximum total annual payment we permit to the Advantage Equity Enricher is 3 times the base policy's nonsmoker standard annual premium set forth in your base policy.

 VII.If you pay less than 50 percent of the maximum allowable rider premium for two consecutive Policy years, we reserve the right to require evidence of insurability in order to accept premium payments that exceed the greater of the total payments made in either of the prior two Policy years.

ALLOCATING PAYMENTS TO THE ADVANTAGE EQUITY OPTIONS

Your allocations to the available Separate Account investment divisions or to the Fixed Account will be effective on the Investment Start Date. The percentage of your allocation into each investment division or the Fixed Account must be at least 1% and must be a whole number. You can change this allocation (effective after the Investment Start Date) by giving us written notice at our Designated Office or in any other manner that we may permit.

SENDING COMMUNICATIONS AND PAYMENTS TO US

CONTACTING US

[SIDEBAR: YOU CAN CONTACT US AT OUR DESIGNATED OFFICE.]
You can communicate all of your requests, instructions and notifications to us by contacting us in writing at our Designated Office. We may require that certain requests, instructions and notifications be made on forms that we provide. These include: changing your beneficiary; taking a Policy loan; taking a partial withdrawal; surrendering your Policy or an Advantage Equity Option; making transfer requests; changing the benefit option to which you want to allocate your Policy dividends; or changing the allocation among the investment divisions and/or the Fixed Account for future dividends payable to Advantage Equity Additions or future premium payments that you make to Advantage Equity Enricher. Below is a list of our Designated Offices for various functions. We may name additional or alternate Designated Offices. If we do, we will notify you in writing. You may also contact us at 1-877-357-4419 for any function not listed below or for any other inquiry.

                      FUNCTION                  DESIGNATED OFFICE
          ------------------------------------------------------------
          Premium Payments                 MetLife Investors USA
                                             P.O. Box 371487
                                             Pittsburgh, PA 15250-7487
          ------------------------------------------------------------
          Payment Inquiries                MetLife Investors USA
                                             P.O. Box 30375
                                             Tampa, FL 33630-3074
          ------------------------------------------------------------
          Surrenders, Withdrawals, Loans,  MetLife Investors USA
            Investment Division Transfers,   P.O. Box 543
            Premium Reallocation             Warwick, RI 02887-0543
          ------------------------------------------------------------
          Death Claims                     MetLife Investors USA
                                             P.O. Box 353
                                             Warwick, RI 02887-0353
          ------------------------------------------------------------
          Beneficiary & Assignment         MetLife Investors USA
                                             P.O. Box 355
                                             Warwick, RI 02887-0355
          ------------------------------------------------------------
          "Free Look" Cancellation         MetLife Investors USA
                                             500 Schoolhouse Road
                                             Johnstown, PA 15904
                                             Attn: Free Look
          ------------------------------------------------------------
          Address Changes                  MetLife Investors USA
                                             500 Schoolhouse Road
                                             Johnstown, PA 15904
                                             Attn: Data Integrity
          ------------------------------------------------------------
          Reinstatements                   MetLife Investors USA
                                             P.O. Box 30375
                                             Tampa, FL 33630-3074
          ------------------------------------------------------------

WHEN YOUR REQUESTS, INSTRUCTIONS AND NOTIFICATIONS BECOME EFFECTIVE

Generally, requests, premium payments and other instructions and notifications are effective on the Date of Receipt. In those cases, the effective time is at the end of a Valuation Period during which we receive them at our Designated Office. (Some exceptions to this general rule are noted below and elsewhere in this prospectus.)

A Valuation Period is the period between two successive Valuation Dates. It begins at the close of regular trading on the New York Stock Exchange on a Valuation Date and ends at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date. The close of regular trading is 4:00 p.m., Eastern Time on most days.

A Valuation Date is each day on which the New York Stock Exchange is open for trading. Accordingly, if we receive your request, premium, or instructions after the close of regular trading on the New York Stock Exchange, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request, premium, or instructions by the close of regular trading on the New York Stock Exchange, even if due to our delay (such as a delay in answering your telephone call).

The initial effective date of your Advantage Equity Options' investment in the Separate Account is the Investment Start Date. The Investment Start Date is:

.. For ADVANTAGE EQUITY ADDITIONS, the dividend payment date of the first base policy dividend that is allocated to the option; and

..  For the ADVANTAGE EQUITY ENRICHER, the later of:

..  The 20th day following the Issue Date of the Policy; and

.. The 20th day following the date we receive the first full premium for the Policy at our Designated Office.

   Prior to the Investment Start Date, we will place in the Fixed Account any premium payment you make to the Advantage Equity Enricher. There it will earn a fixed rate of interest commencing with its date of receipt or, if later, the Date of Policy until the Investment Start Date.

.. For Policies issued in California, the Investment Start Date is the later of the Issue Date of the Policy or the date we receive the first full premium for the Policy at our Designated Office.

THIRD PARTY REQUESTS

Generally, we accept requests for transactions or information only from you. We will accept a request to transfer cash value from your agent if you have asked your agent to make the transfer for you. However, we reserve the right to not process transactions requested on your behalf by your agent with a power of attorney or any other authorization. This includes processing transactions by an agent you designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of transfers for a number of other Policy owners, and who simultaneously makes the same request or series of requests on behalf of other Policy owners.

ADVANTAGE EQUITY OPTIONS INSURANCE PROCEEDS PAYABLE IF THE INSURED DIES

We will pay your beneficiary any insurance proceeds as of the end of the Valuation Period that includes the insured's date of death. We will pay this amount after we receive documents that we request as due proof of the insured's death.

The beneficiary can receive the death benefit in a single sum or under various income plans described in the Statement of Additional Information. You may make this choice during the insured's lifetime. If you make no selection, we may place the amount in an account to which we will credit interest, and the beneficiary will have immediate access to all or part of that amount. This account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in this account. The beneficiary has one year from the date the insurance proceeds are paid to change the selection from a single sum payment to an income plan, as long as we have made no payments from the interest-bearing account.

The insurance proceeds equal the Advantage Equity Option's death benefit.

ADVANTAGE EQUITY OPTIONS DEATH BENEFITS

The Advantage Equity Options death benefit is:

.. the Advantage Equity Option's cash value (after we deduct the Mortality and Expense Risk Charge, the Cost of Insurance Charge, and, for the Advantage Equity Enricher only, the Advantage Equity Enricher Expense Charge, pro rated for the appropriate period) at the end of the Valuation Period in which the insured dies; divided by

..  the net single premium for that day (see "Net Single Premium" below).

Any increase or decrease in the cash value of an Advantage Equity Option also will generally increase or decrease the Advantage Equity Option's death benefit that otherwise would apply. In such cases, the Advantage Equity Option's death benefit will change by a larger amount than does the cash value of an Advantage Equity Option.

FOR EXAMPLE:  the Advantage Equity Additions net single premium is      at the
base policy anniversary nearest a male insured's 40/th/ birthday. If the insured died on that date and the Advantage Equity Additions cash value was then $5,000, the Advantage Equity Additions death benefit would be $16,588
(I.E., $5,000 divided by     ). But if the Advantage Equity Additions cash
value had been only $4,000, the Advantage Equity Additions death benefit would
have been only $13,271 (I.E., $4,000 divided by     ); and if the Advantage
Equity Additions cash value had been $6,000, the Advantage Equity Additions
death benefit would have been $19,906 (I.E., $6,000 divided by     ).

Any increases in death benefit due to an increase in an Advantage Equity Option's cash value will be partially or wholly offset (and any decreases will be accentuated) by the fact that the net single premium increases as the insured ages.

FOR EXAMPLE:  in the example set out above, the Advantage Equity Additions net
single premium for a 40 year old male insured was     , which resulted in a
$16,588 Advantage Equity Additions death benefit, assuming a $5,000 Advantage Equity Additions cash value. If that same insured had instead been age 45, the
net single premium would have been     , which would have resulted in an
Advantage Equity Additions death benefit of only $14,168 (assuming the same $5,000 Advantage Equity Additions cash value). On the other hand, if the same insured had been only age 35, the net single premium
would have been only     , which would have resulted in an Advantage Equity
Additions death benefit of $19,536 (again, assuming the same $5,000 Advantage Equity Additions cash value).

Therefore, in order for your Advantage Equity Option death benefit to increase or remain constant, your Advantage Equity Option cash value must increase enough to compensate for the effect of the increases in net single premium. If your Advantage Equity Option cash value declines to zero (due to adverse investment results, withdrawals from the Advantage Equity Option, the charges we deduct, and/or insufficient premium payments), your Advantage Equity Option death benefit also will be zero.

ALTERNATE DEATH BENEFIT THAT AUTOMATICALLY APPLIES IN SOME CASES

In no event will the Policy death benefit be lower than the minimum amount required to maintain the Policy as life insurance under the federal income tax laws (which calculation shall exclude cash value provided under the DWI benefit option).

CONDITIONAL GUARANTEED MINIMUM DEATH BENEFIT

[SIDEBAR: ADVANTAGE EQUITY OPTIONS OFFERS A CONDITIONAL GUARANTEED MINIMUM DEATH BENEFIT.]
We provide a conditional guaranteed minimum death benefit that will be in effect during the first 7 years of your base policy or another 7 year period beginning from any date your policy is "materially modified" (within the meaning of the tax law test discussed under "Federal Tax Matters--Modified Endowment Contract Status," below). During any such 7 year period, the conditional guaranteed minimum death benefit generally will equal the Advantage Equity Option's death benefit at the beginning of each such 7 year period. The guaranteed minimum death benefit ends:

..  if the Policy becomes a Modified Endowment Contract; or

.. for the Advantage Equity Additions, if you redirect your dividends to a different benefit option.

The conditional guaranteed minimum death benefit is reduced for any:

..  loan; or

..  withdrawal.

You should consult with your sales representative before taking any action listed above to find out whether (and by how much) the action will affect the conditional guaranteed minimum death benefit.

If your conditional guaranteed minimum death benefit is reduced or ends, your Policy may become a modified endowment contract.

ADVANTAGE EQUITY OPTIONS CASH VALUE

[SIDEBAR: ADVANTAGE EQUITY OPTIONS ARE DESIGNED TO ACCUMULATE CASH VALUE.]
An Advantage Equity Option's cash value equals that Advantage Equity Option's cash value in the Separate Account, the Fixed Account and the Loan Collateral Account. An Advantage Equity Option's cash value is calculated as follows:

..  On the Investment Start Date, we will allocate your Advantage Equity
   Option's cash value to each applicable investment division and the Fixed Account.

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

..  Thereafter, at the end of each Valuation Period your Advantage Equity
   Option's cash value will equal:

.. The cash value in the Fixed Account at the beginning of the Valuation Period credited with interest for the Valuation Period; plus

..  The cash value in each investment division at the beginning of the Valuation
   Period multiplied by the investment division's experience factor for the Valuation Period; plus

.. The cash value in the Loan Collateral Account at the beginning of the Valuation Period, credited with interest for the Valuation Period; plus

.. Any dividends or premiums applied during the Valuation Period which are allocated to the Fixed Account and the investment divisions; plus

..  All cash value transfers to the Loan Collateral Account during the Valuation
   Period; plus

.. All cash value transfers to the Fixed Account from the investment divisions during the Valuation Period; plus

.. All cash value transfers to each investment division from another investment division or the Fixed Account during the Valuation Period; minus

.. All cash value transfers from the Loan Collateral Account during the Valuation Period; minus

.. All cash value transfers from the Fixed Account to the investment divisions during the Valuation Period; minus

.. All cash value transfers from each investment division to another investment division or the Fixed Account during the Valuation Period; minus

..  All partial cash withdrawals from the investment divisions or the Fixed
   Account during the Valuation Period; minus

.. The portion of any charges and deductions deducted from the cash value in the investment divisions or the Fixed Account during the Valuation Period; minus

.. The portion of any charges not deducted during the current Valuation Period or any accrued charges not deducted in a prior Valuation Period due to insufficient cash value in the investment divisions and the Fixed Account.

The experience factor for an investment division equals:

.. The net asset value per share of the Portfolio in which the investment division invests, at the end of the current Valuation Period; plus

.. The per share amount of any dividend or capital gain paid by the Portfolio during the Valuation Period; minus

..  Any per share charge for taxes or any tax reserve; divided by

..  The net asset per share value of the Portfolio at the end of the preceding
   Valuation Period.

If your Advantage Equity Option has no cash value, and the conditional guaranteed minimum death benefit is not in effect, we will not provide any insurance coverage under your Advantage Equity Option, nor will we take a monthly deduction, until the Advantage Equity Option does have cash value.

SURRENDERS AND PARTIAL WITHDRAWALS FROM ADVANTAGE EQUITY OPTIONS

[SIDEBAR: YOU CAN SURRENDER YOUR ADVANTAGE EQUITY OPTION FOR ITS CASH VALUE.] If you surrender (turn in) your Advantage Equity Option, we will pay you the option's cash value, net of the portion of any loan secured by the Advantage Equity Option. We will deem your request for surrender of the base policy also to be a request for surrender of the Advantage Equity Option. You may receive the surrender proceeds in a single sum or under an income plan.

If you would like to make a partial withdrawal, you may direct from which part of the Policy the amount will be taken. If you do not identify the part of your Policy from which you want your withdrawal to be taken, we will take it from the available value in the parts of your Policy in the following order:

..  DWI

..  Enricher

..  Advantage Equity Enricher

..  Fixed Additional Insurance

..  Advantage Equity Additions

..  FAIR

If you elect to take your partial withdrawal from an Advantage Equity Option, you can request that the withdrawal be taken from a specific investment division or from the Fixed Account. If you do not make such a request, we will take any withdrawals from your Advantage Equity Option proportionately from each investment division and the Fixed Account based on the percentage of cash value in each.

If you request a partial withdrawal of an amount that exceeds the cash value in the chosen Advantage Equity Option, investment division, or the Fixed Account, we will tell you and we will honor your request only if you ask for a smaller withdrawal or a different allocation.

Before surrendering your Advantage Equity Option or requesting a partial withdrawal you should consider the following:

.. At least some amounts received may be taxable as income and, if your Policy is a modified endowment contract, subject to certain tax penalties. (See "Federal Tax Matters--Modified Endowment Contracts").

..  Your Policy could become a modified endowment contract.

..  For partial withdrawals, your death benefit will decrease.

.. In some cases you may be better off taking a Policy loan, rather than a withdrawal.

.. The conditional guaranteed minimum death benefit will be reduced by the same proportion as the withdrawal reduces the Advantage Equity Option's cash value.

TRANSFERRING CASH VALUE

[SIDEBAR: YOU MAY TRANSFER CASH VALUE AMONG THE ELIGIBLE PORTIONS OF YOUR POLICY AT ANY TIME.]
You may transfer your Advantage Equity Options' cash value (except for cash value in the Loan Collateral Account) among the available investment divisions and between the investment divisions and the Fixed Account. There is currently no charge for cash value transfers, although we reserve the right to impose a $25 charge on such transfers. Transfers among the investment divisions and between the investment divisions and the Fixed Account are not currently taxable transactions. We may restrict transfers to the Fixed Account (see "the Fixed Account").

Frequent requests from Advantage Equity Options owners to transfer Advantage Equity Options cash value may dilute the value of a Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Portfolio and the reflection of that change in the Portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Portfolios and may disrupt portfolio management strategy, requiring a Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Portfolios, which may in turn adversely affect Advantage Equity Options owners and other persons who may have an interest in the Policies (E.G., beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Portfolios and we monitor transfer activity in those Portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. We do not believe that other Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Portfolios. Currently, there are no Monitored Portfolios available for the Advantage Equity Options. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Portfolios, we rely on the underlying Portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Advantage Equity Options owners or other persons who have an interest in the Policies, we require all future transfer requests, to and from a Monitored Portfolio or other identified Portfolios, under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. The initial restriction will remain in effect for six months; any subsequent restriction will apply to all future transfer activity.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Portfolios that we believe are susceptible to arbitrage trading. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the Policies. We do not accommodate market timing in any Portfolios and there are no arrangements in place to permit any Advantage Equity Options owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Advantage Equity Options owners and other persons with interests in the Policies.

The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. For example, Portfolios may assess a redemption fee on shares held for a relatively short period. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Advantage Equity Options owners and other persons with interests in the Policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Portfolios. In addition, Advantage Equity Options owners and other persons with interests in the Policies should be aware that some Portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus Advantage Equity Options owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Advantage Equity Options owner). You should read the Portfolio prospectuses for more details.

AUTOMATIC REBALANCING

You may elect our Rebalancer strategy under which your cash value in the investment divisions and the Fixed Account will be automatically reallocated on a quarterly basis in the same proportions that your net premiums are then being allocated.

AUTOMATED WITHDRAWALS

We may in the future allow you to make automatic withdrawals of Advantage Equity Option cash values to pay the base policy premiums. If we do, we will set forth the terms and conditions in the forms we provide to you to establish the automatic withdrawals.

TRANSFERS BY TELEPHONE

Subject to our market timing procedures, we may, if permitted by state law, allow you to make transfer requests and changes to allocations of dividends or premiums to the Advantage Equity Options by phone. We may also allow you to authorize your sales representative to make such requests. The following procedures apply:

.. We will institute reasonable procedures to confirm that instructions we receive are genuine. Our procedures will include receiving from the caller your personalized data. Any telephone instructions that we reasonably believe to be genuine are your responsibility, including losses arising from such instructions. Because telephone transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you.

..  All telephone calls will be recorded.

..  You will receive a written confirmation of any transaction.

.. Neither the Separate Account nor we will be liable for any loss, expense or cost arising out of a telephone request if we reasonably believed the request to be genuine.

.. You should contact our Designated Office with any questions regarding the procedures.

Telephone, facsimile, and computer systems may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your sales representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Designated Office.

BORROWING FROM YOUR POLICY

[SIDEBAR: YOU CAN BORROW FROM US AND USE YOUR POLICY AS SECURITY FOR THE LOAN.] You may obtain a loan from us whenever your Policy has a loan value. The loan value equals the Policy's cash surrender value at the end of the current Policy year, less anticipated loan interest and required premiums due for the remainder of the current Policy year. We will first secure any loan against the parts of your Policy other than the Advantage Equity Options. If we must secure a loan against an Advantage Equity Option then, as of the Date of Receipt of the loan request, we will:

.. Remove an amount equal to the loan from the investment divisions and/or the Fixed Account and transfer it to the Loan Collateral Account, where it will be credited with interest at an annual effective rate of not less than 4%. The amount we transfer to the Loan Collateral Account will be taken from the investment divisions and/or the Fixed Account in proportion to the amount of cash value in each.

.. Charge you interest, which will accrue daily, at a maximum annual effective rate of 6%. Your interest payments are due at the end of each Policy year. If you don't pay the interest, we will treat it as a new Policy loan.

If your Policy has both Advantage Equity Options, any amount transferred to the Loan Collateral Account to secure a loan will be taken first from your Advantage Equity Enricher cash value and then from your Advantage Equity Additions cash value.

You repay your loans (plus accrued interest) by sending us payments of at least $50. When we receive your repayment, we will transfer cash value from the Loan Collateral Account to the investment divisions and/or the Fixed Account based on the dividend allocation then in effect for Advantage Equity Additions, or the premium allocation then in effect for Advantage Equity Enricher. If your Policy has both Advantage Equity Options, we will transfer cash value first from the Advantage Equity Additions Loan Collateral Account and then from the Advantage Equity Enricher Loan Collateral Account.

Before taking a Policy loan, you should consider the following:

..  Interest payments on loans are generally not deductible for tax purposes.

.. Under certain situations, Policy loans could be considered taxable distributions.

.. If you surrender your Policy or if we terminate your Policy, any outstanding loan amounts (plus accrued interest) will be taxed as a distribution. Generally, there will be federal income tax payable on the amount by which withdrawals and loans exceed the premiums paid to date. (See "Federal Tax Matters--Loans" below.) In addition, the amounts borrowed and withdrawn reduce the Policy's cash value and any remaining cash value of the Policy may be insufficient to pay the income tax on your gains.

.. A Policy loan increases the chances of our terminating your Policy due to insufficient cash value.

.. An Advantage Equity Option's conditional guaranteed minimum death benefit will be reduced by the same proportion as the loan reduces the Advantage Equity Option's cash value.

.. Your Policy's death benefit will be reduced by any unpaid loan (plus any accrued and unpaid interest).

.. The amount taken from your Advantage Equity Options' cash value, as a result of a loan does not participate in the investment experience of the investment divisions. Therefore, a loan can permanently affect the death benefit and cash value of the Advantage Equity Options, even if it is repaid.

.. Under some circumstances, the existence of a Policy loan can limit the amount of your Advantage Equity Option's cash value that is permitted to be surrendered or withdrawn.

ADVANTAGE EQUITY OPTIONS TERMINATION AND REINSTATEMENT

TERMINATION

We will terminate Advantage Equity Options if you are not making sufficient premium payments under the base policy. We will terminate your base policy if we do not receive sufficient premium payments (or sufficient loan repayments so that the loan portion does not exceed the cash value of the Policy) by the end of a 31 day grace period. If the insured dies during the grace period, the insurance proceeds will still be payable, but we will deduct any due and unpaid base policy premiums and any Policy loan and loan interest from the proceeds.

At the end of the grace period, if you have elected to do so, and if there is sufficient cash value in your Policy to do so, we will pay your premium through an automatic loan feature. If the automatic loan feature is not used to pay the base policy premium and the Policy is terminated, we will transfer your Advantage Equity Options cash value into the Fixed Account in accordance with your Policy's provisions and our administrative practices.

REINSTATEMENT

We will reinstate (put back in force) the Advantage Equity Option if we reinstate your base policy. The reinstated Advantage Equity Option will have no cash value until a dividend is applied, or a premium payment is made, to the Advantage Equity Option. We will reinstate your base policy subject to certain terms and conditions that the base policy provides. We must receive your reinstatement request within 3 years (or within any longer period provided by state law) after the end of the base policy's grace period and before its Final Date.

CHARGES AND DEDUCTIONS YOU PAY FOR ADVANTAGE EQUITY OPTIONS

[SIDEBAR: CAREFULLY REVIEW THE "FEE TABLES" THAT SET FORTH THE CHARGES THAT YOU PAY UNDER THE ADVANTAGE EQUITY OPTIONS.]
The Advantage Equity Option charges compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume. The name of a charge can suggest the purposes for which the charge is imposed. However, our revenues from any particular Advantage Equity Option charge may be more or less than any costs or expenses that charge may be intended primarily to cover. We may use our revenues from one Advantage Equity Option charge to pay other costs and expenses in connection with the Advantage Equity Options, including the cost of insurance and mortality and expense risk charge. We may also profit from our revenues from all the Advantage Equity Options charges combined.

The following sets forth additional information about the Advantage Equity Options charges.

DEDUCTIONS FROM PREMIUMS--ADVANTAGE EQUITY ENRICHER ONLY

CHARGE FOR AVERAGE EXPECTED STATE TAXES ATTRIBUTABLE TO PREMIUMS: We deduct 2.00% from each premium to reimburse us for the state and local taxes that we must pay based on premiums we receive. Premium taxes vary from state to state and currently range from 0 to 3.5%. Our charge approximates the average tax rate we expect to pay on premiums we receive from all states.

FEDERAL TAX CHARGE: We deduct 1.00% from each premium to reimburse us for our estimate of the Federal income tax liability related to premiums.

CHARGES INCLUDED IN THE MONTHLY DEDUCTION

We deduct the monthly deduction as of each base policy monthly anniversary, beginning with the first base policy month during which an Advantage Equity Option is in effect. We take the monthly deduction from the Fixed Account and each investment division you are using, in proportion to the allocation of that Advantage Equity Option's cash value. If there is no cash value in the Advantage Equity Option, there is no insurance coverage provided under the Option and therefore no monthly deduction is due.

COST OF INSURANCE: This charge varies monthly based on many factors. Each month, we determine the charge by multiplying the applicable cost of insurance percent by the Advantage Equity Options cash value at the end of the prior Policy month.

.. The cost of insurance percent is based on our expectations as to future experience, taking into account the insured's sex (if permitted by law), age, smoking status and rate class. The percentages will never exceed the guaranteed cost of insurance percentages set forth in your Advantage Equity Option rider. These guaranteed percentages are based on certain 2001 Commissioners Standard Ordinary Mortality Tables and the insured's sex (if permitted by law), age and rate class. Our current percentages are lower than the maximums in most cases. We review our percentages periodically and may adjust them, but we will apply the same percentages to everyone who has had their Advantage Equity Option for the same amount of time and who is the same age, sex and rate class. As a general rule, the cost of insurance percentage increases each year you own your Advantage Equity Option, as the insured's age increases. Accordingly, your cost of insurance charge will generally increase as the insured ages, even though the death benefit will decrease (relative to cash value) over time. See "Net Single Premium."

.. Rate class relates to the level of mortality risk we assume with respect to an insured. It can be the standard rate class, or one that is higher or lower (and, if the insured is 18 or older, we divide rate class by smoking status). The insured's rate class will affect your charge for insurance coverage.

.. The cash value of an Advantage Equity Option (to which the cost of insurance percent is applied) depends on a number of factors that are discussed under "Advantage Equity Options Cash Value." The amounts that you allocate to your Advantage Equity Options and any Fixed Account interest or favorable investment performance on those amounts will tend to make such cash value go up. On the other hand, poor investment performance, the charges that we deduct each month, and any withdrawals or loans you take from your Advantage Equity Options cash value tend to make that cash value go down.

MORTALITY AND EXPENSE RISK CHARGE: We make this monthly charge from the cash value in the investment divisions primarily to compensate us for:

..  expenses we incur in the sale and administration of the Advantage Equity
   Options

..  mortality risks that insureds may live for a shorter period than we expect;
   and

.. expense risks that our issuing and administrative expenses may be higher than we expect.

The amount of the charge is lower if the base policy's face amount is at least $250,000 at the date we calculate the charge. Therefore, changes you make in your base policy's face amount could affect the rate at which this charge applies to you.

ADVANTAGE EQUITY ENRICHER EXPENSE CHARGE: We deduct a monthly charge from your Advantage Equity Enricher cash value (other than the cash value in the Loan Collateral Account) to compensate us for the expenses we incur in selling and administering the Advantage Equity Enricher.

If, in any month, an Advantage Equity Option has insufficient cash value in the investment divisions and the Fixed Account to pay the monthly deduction, the amount that we are unable to deduct will be accrued and will be deducted when that Advantage Equity Option has sufficient cash value in the investment divisions and the Fixed Account. Any accrued monthly deductions will reduce an Advantage Equity Option's cash value and death benefit.

CHARGES AND EXPENSES OF THE SEPARATE ACCOUNT AND THE PORTFOLIOS

CHARGES FOR INCOME TAXES: In general, we don't expect to incur federal, state or local taxes upon the earnings or realized capital gains attributable to the assets in the Separate Account relating to the Policies' cash value. If we do incur such taxes, we reserve the right to charge the cash value allocated to the Separate Account for these taxes.

PORTFOLIO EXPENSES: There are daily charges against each Portfolio's assets for investment advisory services and fund operating expenses. These are described under "Fee Tables--Annual Portfolio Operating Expenses" in this prospectus as well as in the Fund prospectuses attached to this prospectus.

VARIATIONS IN CHARGES

We may vary the amounts of charges described in this prospectus as a result of such factors as (1) differences in legal requirements in the jurisdiction where the Advantage Equity Options are sold, (2) differences in actual or expected risks, expenses, persistency of the Advantage Equity Options or mortality experience among different categories of purchasers or insureds, and (3) changes in Advantage Equity Options pricing that we may implement from time to time. Any such variations will be pursuant to administrative procedures that we establish and will not discriminate unfairly against any Policy owner. Any such variations may apply to existing Advantage Equity Options as well as to Advantage Equity Options issued in the future, except that the changes under any Advantage Equity Option may never exceed the maximums therein.

NET SINGLE PREMIUM

The net single premium varies from day to day and is based on the 2001 Commissioners Standard Ordinary Mortality Tables and the insured's sex (if permitted by law), issue age and duration. To determine an Advantage Equity Option's death benefit, we divide an Advantage Equity Option's cash value by the net single premium. While it is not a charge or expense, the lower the net single premium, the higher the death benefit, and vice versa. THE NET SINGLE PREMIUM UNDER YOUR ADVANTAGE EQUITY OPTION WILL INCREASE EACH MONTH, AS THE INSURED GROWS OLDER. ACCORDINGLY, YOUR DEATH BENEFIT (RELATIVE TO YOUR CASH VALUE) WILL DECREASE AS THE INSURED AGES. HOWEVER, YOUR COST OF INSURANCE CHARGE WILL GENERALLY INCREASE OVER THAT SAME PERIOD OF TIME. A schedule of your net single premiums is set forth in your Advantage Equity Options rider.

FEDERAL TAX MATTERS

[SIDEBAR: YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR TO FIND OUT HOW TAXES CAN AFFECT YOUR BENEFITS AND RIGHTS UNDER YOUR POLICY.]
The following is a brief summary of some tax rules that may apply to your Policy. It does not purport to be complete or cover every situation. Because individual circumstances vary, you should consult with your own tax advisor to find out how taxes can affect your benefits and rights under your Policy, especially before you make unscheduled premium payments, change the coverage provided by the base policy or the benefit options, take a loan or withdrawal, or assign or surrender the Policy.

INSURANCE PROCEEDS

..  Generally excludable from your beneficiary's gross income.

.. The proceeds may be subject to federal estate tax: (i) if paid to the insured's estate; or (ii) if paid to a different beneficiary if the insured possessed incidents of ownership at or within three years before death.

.. If you die before the insured, the value of your Policy (determined under IRS rules) is included in your estate and may be subject to federal estate tax.

.. Whether or not any federal estate tax is due is based on a number of factors including the estate size.

.. The insurance proceeds payable upon death of the insured under a Policy issued on a standard risk basis should never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued. There is less guidance, however, with respect to Policies issued on a substandard risk basis, and it is not clear that such Policies will in all cases satisfy the applicable requirements to be treated as life insurance under section 7702 of the Internal Revenue Code.

CASH VALUE (IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT)

.. You are generally not taxed on your cash value (except with respect to the DWI option) until you withdraw it or surrender your Policy. In these cases, you are generally permitted to take withdrawals and receive other distributions up to the amount of premiums paid without any tax consequences. However, withdrawals and other distributions will be subject to income tax after you have received amounts equal to the total premiums you paid. Somewhat different rules apply in the first 15 Policy years, when a distribution may be subject to tax if there is a gain in your Policy (which is generally when your cash value exceeds the cumulative premiums you paid).

.. There may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if you are subject to that tax.

.. For income tax purposes, if you surrender an Advantage Equity Option for its cash value but the base policy remains in force, you will be considered to have made a partial withdrawal.

.. Amounts applied to the DWI option are treated as distributions from the Policy and interest credited on amounts applied to the DWI option is currently taxable as ordinary income.

SPLIT DOLLAR INSURANCE PLANS

The IRS has issued guidance on split dollar insurance plans. A tax advisor should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan.

The Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to certain split-dollar life insurance arrangements for directors and executive officers of such companies, since at least some such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

LOANS

.. Loan amounts you receive will generally not be subject to income tax, unless your Policy is or becomes a modified endowment contract, is exchanged or terminates.

.. Interest on loans is generally not deductible. For businesses that own a Policy, at least part of the interest deduction unrelated to the Policy may be disallowed unless the insured is a 20% owner, officer, director or employee of the business.

.. If your Policy terminates (upon surrender, cancellation, lapse or, in most cases, exchange) while any Policy loan is outstanding, the amount of the loan plus accrued interest thereon will be deemed to be a "distribution" to you. Any such distribution will have the same tax consequences as any other Policy distribution. Since amounts borrowed reduce the cash value that will be distributed to you if the Policy is surrendered, canceled or lapses, any cash value distributed to you in these circumstances may be insufficient to pay the income tax on any gain.

MODIFIED ENDOWMENT CONTRACTS

These contracts are life insurance contracts where the premiums paid during the first 7 years after the Policy is issued, or after a material change in the Policy, exceed tax law limits referred to as the "7-pay test." Material changes in the Policy include changes in the level of benefits and certain other changes to your Policy after the issue date. Reductions in benefits during a 7-pay period may cause your Policy to become a modified endowment contract. Generally, a life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract. The IRS has promulgated a procedure for the correction of inadvertent modified endowment contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a modified endowment contract.

If your Policy is considered a modified endowment contract the following applies:

.. The death benefit will generally be income tax free to your beneficiary, as discussed above.

..  Amounts withdrawn or distributed before the insured's death, including
   (without limitation) loans, assignments and pledges, are treated as income first and subject to income tax (to the extent of any gain in your Policy). All modified endowment contracts you purchase from us and our affiliates during the same calendar year are treated as a single contract for purposes of determining the amount of any such income.

.. An additional 10% income tax generally applies to the taxable portion of the amounts received before age 59 1/2, except generally if you are disabled or if the distribution is part of a series of substantially equal periodic payments.

.. If a Policy becomes a modified endowment contract, distributions that occur during the contract year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

DIVERSIFICATION

In order for your Policy to qualify as life insurance, we must comply with certain diversification standards with respect to the investments underlying the Advantage Equity Options. We believe that we satisfy and will continue to satisfy these diversification standards. Inadvertent failure to meet these standards may be able to be corrected. Failure to meet these standards would result in immediate taxation to Policy owners of gains under their Policies.

INVESTOR CONTROL

In some circumstances, owners of variable contracts who retain excessive control over the investment of the assets in an insurance company's separate account may be treated as the owners of those assets and may be subject to tax on income produced by those assets. The Advantage Equity Options are supported by assets held in our Separate Account. Although we believe that the owner of a Policy that purchases any Advantage Equity Options should not be treated as an owner of any assets in our Separate Account, we reserve the right to modify the Policies (including the Advantage Equity Options) to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of any assets in our Separate Account.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001.

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2006, the maximum estate tax rate is 46% and the estate tax exemption is $2,000,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

WITHHOLDING

To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect however, not to have tax withheld from distributions.

LIFE INSURANCE PURCHASES BY RESIDENTS OF PUERTO RICO

In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a Policy purchase.

BUSINESS USES OF POLICY

Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.

CHANGES TO TAX RULES AND INTERPRETATIONS

Changes in applicable tax rules and interpretations can adversely affect the tax treatment of your Policy. These changes may take effect retroactively. We reserve the right to amend the Policy in any way necessary to avoid any adverse tax treatment. Examples of changes that could create adverse tax consequences include:

.. Possible taxation of cash value transfers among the options within the Policy.

.. Possible taxation as if you were the owner of your allocable portion of the Separate Account's assets.

..  Possible changes in the tax treatment of Policy benefits and rights.

FOREIGN TAX CREDITS

To the extent permitted under the federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions.

RIGHTS WE RESERVE

We reserve the right to make certain changes if we believe the changes are in the best interest of our Policy owners or would help carry out the purposes of the Policy. We will make these changes in the manner permitted by applicable law and only after getting any necessary owner and regulatory approval. We will notify you of any changes that result in a material change in the underlying investments in the investment divisions, and you will have a chance to transfer out of the affected division (without charge). Some of the changes we may make include:

.. Operating the Separate Account in any other form that is permitted by applicable law.

..  Changes to obtain or continue exemptions from the 1940 Act.

.. Transferring assets among investment divisions or to other separate accounts, or our general account or combining or removing investment divisions from the Separate Account.

..  Substituting Fund shares in an investment division for shares of another
   Portfolio of the Fund or another fund or investment permitted by law.

.. Changing the way we assess charges without exceeding the aggregate amount of the Advantage Equity Option's guaranteed maximum charges.

.. Making any necessary technical changes to the Policy to conform it to the changes we have made.

OTHER POLICY PROVISIONS

[SIDEBAR: CAREFULLY REVIEW YOUR POLICY WHICH CONTAINS A FULL DISCUSSION OF ALL ITS PROVISIONS.]
You should read your Policy, including the Advantage Equity Options riders, for a full discussion of their provisions. The following is a brief discussion of some of the provisions that you should consider:

"FREE LOOK" PERIOD TO CANCEL YOUR POLICY

You can return the Policy during this period. The period is 10 days after you receive the Policy (unless state law requires your Policy to specify a longer period).

If you return your Policy, we will send you a complete refund of any premiums paid (or cash value plus any charges deducted if state law requires) within seven days.

FOR POLICIES ISSUED IN CALIFORNIA. When the Advantage Equity Enricher is issued with the base policy, you may cancel the Advantage Equity Enricher within 10 days after you receive it and we will refund the Advantage Equity Enricher's cash value. If you are age 60 or older, you may cancel the Advantage Equity Enricher within 30 days after you receive it and we will generally refund the premiums you paid, if you elected on the Advantage Equity Enricher application to allocate 100% of your net premiums to the Fixed Account. If, on the other hand, you elected to allocate your net premiums to the investment divisions, we will refund the Advantage Equity Enricher's cash value.

SUICIDE

If the insured commits suicide within the first two base policy years (or any different period specified in your base policy, if required by state law), your beneficiary will receive all premiums paid to the Policy (without interest), less any outstanding loans (plus accrued interest) and withdrawals taken.

ASSIGNMENT AND CHANGE OF OWNERSHIP

You can designate a new owner or otherwise assign an Advantage Equity Option only as part of an assignment of your Policy. You can assign your Policy as collateral if you notify us in writing. The assignment or release of the assignment is effective when it is recorded at the Designated Office. We are not responsible for determining the validity of the assignment or its release. Also, there could be serious adverse tax consequences to you or your beneficiary, so you should consult with your tax adviser before making any change of ownership or other assignment.

PAYMENT AND DEFERMENT

Generally, we will pay or transfer amounts from the Separate Account within seven days after the Date of Receipt of all necessary documentation required for such payment or transfer. We can defer this if:

..  The New York Stock Exchange has an unscheduled closing.

.. There is an emergency so that we could not reasonably determine the investment experience of an Advantage Equity Option.

.. The Securities and Exchange Commission by order permits us to do so for the protection of Advantage Equity Option owners.

.. With respect to the insurance proceeds, entitlement to a payment is being questioned or is uncertain.

.. We are paying amounts attributable to a check. In that case we can wait for a reasonable time (15 days or less) to let the check clear.

We currently pay interest on the amount of insurance proceeds at 3% per year (or higher if state law requires) from the date of death until the date we pay the benefit.

DIVIDENDS

The Advantage Equity Options are "nonparticipating," which means they are not eligible for dividends from us and do not share in any distributions of our surplus.

SALES AND ADMINISTRATION OF THE POLICIES

Our affiliate, MetLife Investors Distribution Company ("Distributor"), 5 Park Plaza, Suite 1900, Irvine, California 92614, serves as the "principal underwriter," as defined in the 1940 Act, for the Advantage Equity Options. Distributor is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

DISTRIBUTING THE POLICIES

We and Distributor have entered into selling agreements with other affiliated and unaffiliated broker-dealers ("selling firms") for the sale of the Advantage Equity Options. We pay compensation to Distributor for the sale of the Advantage Equity Options by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the Advantage Equity Options. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

COMMISSIONS AND OTHER COMPENSATION

The commissions and other payments described below do not result in a charge against the Advantage Equity Options in addition to the charges already described elsewhere in this prospectus. We may require all or part of the commissions to be returned to us if you either make a withdrawal from your Advantage Equity Enricher or the base policy terminates.

We and Distributor pay compensation to all selling firms in the form of commissions and may provide certain other types of cash and non-cash compensation. We pay commissions for the sale of the base policy and certain riders. We do not make any payments for the sale of the Advantage Equity Additions, but we do make payments for the sale of the Advantage Equity Enricher. The maximum commission we pay for sale of the Advantage Equity Enricher is 4.75% of premiums paid.

The portion of the commission that a selling firm passes through to its sales representatives is determined in accordance with the selling firm's internal compensation program. In the case of our affiliate, Metropolitan Life Insurance Company, the portion that is passed through to its sales representatives is based on a formula that takes into consideration the amount of proprietary products the sales representative sells and services. Proprietary products are products issued by MetLife Investors USA and its affiliates. Because sales of proprietary products are a factor in determining the portion of the commission to which the sales representative is entitled, sale representatives have an incentive to favor sales of the Polices over similar products issued by non-affiliates. Although the portion of the commission that is passed through to sales representatives of our other affiliates is not based on the sale of proprietary products, all affiliated sales representatives and their managers may be eligible for additional cash compensation such as bonuses, stock options, training allowances, supplemental salary, payments based on a percentage of policies' cash value, financing arrangements, medical and other insurance benefits, retirement benefits and other benefits. The amount of this additional compensation is based primarily on the amount of proprietary products sold. Sales representatives of our affiliate must meet a minimum level of sales of proprietary products in order to maintain their employment or agent status and in order to be eligible for most of the additional compensation listed above. Managers may be eligible for additional payments based on the performance (with emphasis on the sale of proprietary products) of the sales representatives that the manager supervises. For some of our affiliates, managers may pay a portion of their cash compensation to their sales representatives.

Sales representatives of our affiliates and their managers are also eligible for various non-cash compensation programs that we offer such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of products. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

Receipt of the cash and non-cash compensation described above may provide our affiliated sales representatives and their managers with an incentive to favor the sale of proprietary products over similar products issued by non-affiliates. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of an Advantage Equity Option.

We and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of these variable insurance products. Introduction fees are payments to selling firms in connection with the addition of these variable products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer these products. Persistency payments are periodic payments based on account and/or cash values of these variable insurance products. Preferred status fees are paid to obtain preferred treatment of these products in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms or their representatives with an incentive to favor sales of the Advantage Equity Options and the base policy over other variable insurance policies (or other investments) with respect to which the selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Advantage Equity Options. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

LEGAL PROCEEDINGS

MetLife Investors USA, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or administrative or other proceedings cannot be predicted with certainty, MetLife Investors USA does not believe that, as of the date of this prospectus, any such litigation or proceedings will have a material adverse effect upon the Separate Account or upon the ability at MetLife Investors USA to act as principal underwriter or to meet its obligations under the Policies.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

EXPERTS

Marian Zeldin, FSA, MAAA, Vice-President and Actuary of Metropolitan Life Insurance Company has examined actuarial matters included in the registration statement, as stated in her opinion filed as an exhibit to the registration statement.

ILLUSTRATION OF ADVANTAGE EQUITY OPTIONS BENEFITS

[SIDEBAR: PERSONALIZED ILLUSTRATIONS CAN HELP YOU UNDERSTAND HOW YOUR ADVANTAGE EQUITY OPTIONS VALUES CAN VARY.]
In order to help you understand how your Advantage Equity Options values would vary over time under different sets of assumptions, we will provide you with certain illustrations upon request. These will be based on the age and insurance risk characteristics of the insured under your Policy and such factors as the premium payment amounts and rates of return (within limits) that you request. You can request such illustrations at any time. We have included an example of such an illustration for Advantage Equity Enricher as Appendix A to this prospectus.

FINANCIAL STATEMENTS

You can find the financial statements of MetLife Investors USA in the Statement of Additional Information referred to on the page following Appendix A. Our financial statements should be considered only as bearing upon our ability to meet our obligations under the Policy.

                                  APPENDIX A
 ILLUSTRATIONS OF DEATH BENEFITS AND CASH VALUES FOR ADVANTAGE EQUITY ENRICHER

The tables in this Appendix A illustrate the way Advantage Equity Enricher works based on assumptions about investment returns and the insured's characteristics. They show how the death benefit and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to constant after tax annual rates of 0%, 6% and 10%. The tables are based on a $1,000 contribution to Advantage Equity Enricher in the first policy year of a $250,000 base policy for a male aged 40. The insured is assumed to be in the nonsmoker preferred class. The tables assume no other rider benefits. Values are first given based on current cost of term insurance and other Advantage Equity Enricher charges and then based on the guaranteed maximums for such charges.

Policy values would be different (either higher or lower) from the illustrated amounts in certain circumstances. For example, illustrated amounts would be different where actual gross rates of return averaged 0%, 6% or 10%, but: (i) the rates of return varied above and below these averages during the period,
(ii) the timing or amounts of premiums are other than as illustrated, or (iii) cash values were allocated differently among individual investment divisions with varying rates of return. They would also differ if a loan or partial withdrawal were made from Advantage Equity Enricher during the period of time illustrated, if the insured were female or in another risk classification, or if the Policies were issued in situations where distinctions between male and female insureds are not permitted. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary for the Advantage Equity Enricher to provide a death benefit for the periods shown or to realize the values shown on particular illustrations even if the average rate of return is achieved.

The death benefits and cash values shown in the tables are only those values that are attributable to the Advantage Equity Enricher and reflect: (i) deductions from premiums for the state and federal premium tax charge; and (ii) monthly deductions of charges for the cost of insurance, mortality and expense risks, and the Advantage Equity Enricher Expense charge. (See "Charges and Deductions You Pay.") The illustrations reflect an arithmetic average of the gross investment advisory fees and operating expenses of the Portfolios, at an annual rate of .55% of the average daily net assets of the Portfolios. This average does not reflect expense reimbursements and subsidies by the investment advisers of certain Portfolios. (See "Annual Portfolio Operating Expenses.")

The gross rates of return used in the illustration do not reflect the deductions of the charges and expenses of the Portfolios. Taking account of the average investment advisory fee and operating expenses of the Portfolios, the gross annual rates of return of 0%, 6% and 10% correspond to net investment return at constant annual rates of .-55%, 5.42% and 9.40%, respectively.

If you request, we will furnish a personalized illustration reflecting the proposed insured's age, sex, underwriting classification, and the face amount or premium schedule you request. Because these and other assumptions will differ, the values shown in the personalized illustrations can differ very substantially from those shown in the tables below. Therefore, you should carefully review the information that accompanies any personalized illustration. That information will disclose all the assumptions on which the personalized illustration is based. Where applicable, we will also furnish on request a personalized illustration for a Policy which is not affected by the sex of the insured. You should contact your registered representative to request a personalized illustration.

           ADVANTAGE EQUITY ENRICHER (VARIABLE ADDITIONAL BENEFITS)
                               MALE ISSUE AGE 40
                              $1,000 PREMIUM FOR
                     NONSMOKER PREFERRED UNDERWRITING RISK
                             $250,000 BASE POLICY

   THIS ILLUSTRATION IS BASED ON CURRENT ADVANTAGE EQUITY ENRICHER CHARGES.

                                             ADVANTAGE EQUITY ENRICHER   ADVANTAGE EQUITY ENRICHER
                                             DEATH BENEFIT               CASH VALUE
                                             ASSUMING HYPOTHETICAL       ASSUMING HYPOTHETICAL
                                             GROSS ANNUAL                GROSS ANNUAL
                                             RATE OF RETURN OF           RATE OF RETURN OF
                                             -------------------------   -------------------------
                                     ANNUAL
            END OF BASE POLICY YEAR PAYMENTS 0%        6%       10%      0%        6%       10%
            ----------------------- -------- --        --       ---      --        --       ---
                       1             $1,000  $         $        $        $         $        $
                       2                  0
                       3                  0
                       4                  0
                       5                  0
                       6                  0
                       7                  0
                       8                  0
                       9                  0
                      10                  0
                      15                  0
                      20                  0
                      25                  0
                      30                  0
                      35                  0
                      40                  0
                      45                  0
                      50                  0
                      55                  0

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE TIMING OR AMOUNTS OF PREMIUM PAYMENTS CHOSEN BY THE POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE INVESTMENT DIVISIONS SELECTED FOR THE POLICY. THE DEATH BENEFIT AND CASH VALUE FOR ADVANTAGE EQUITY ENRICHER WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE ALLOCATED TO THE ADVANTAGE EQUITY ENRICHER CASH VALUE DURING THE PERIOD. NO REPRESENTATION CAN BE MADE BY METLIFE INVESTORS USA OR THE PORTFOLIOS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

           ADVANTAGE EQUITY ENRICHER (VARIABLE ADDITIONAL BENEFITS)
                               MALE ISSUE AGE 40
                              $1,000 PREMIUM FOR
                     NONSMOKER PREFERRED UNDERWRITING RISK
                             $250,000 BASE POLICY

  THIS ILLUSTRATION IS BASED ON GUARANTEED ADVANTAGE EQUITY ENRICHER CHARGES.

                                             ADVANTAGE EQUITY ENRICHER   ADVANTAGE EQUITY ENRICHER
                                             DEATH BENEFIT               CASH VALUE
                                             ASSUMING HYPOTHETICAL       ASSUMING HYPOTHETICAL
                                             GROSS ANNUAL                GROSS ANNUAL
                                             RATE OF RETURN OF           RATE OF RETURN OF
                                             -------------------------   -------------------------
                                     ANNUAL
            END OF BASE POLICY YEAR PAYMENTS 0%        6%       10%      0%        6%       10%
            ----------------------- -------- --        --       ---      --        --       ---
                       1             $1,000  $         $        $        $         $        $
                       2                  0
                       3                  0
                       4                  0
                       5                  0
                       6                  0
                       7                  0
                       8                  0
                       9                  0
                      10                  0
                      15                  0
                      20                  0
                      25                  0
                      30                  0
                      35                  0
                      40                  0
                      45                  0
                      50                  0
                      55                  0

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE TIMING OR AMOUNTS OF PREMIUM PAYMENTS CHOSEN BY THE POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE INVESTMENT DIVISIONS SELECTED FOR THE POLICY. THE DEATH BENEFIT AND CASH VALUE FOR ADVANTAGE EQUITY ENRICHER WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE ALLOCATED TO THE ADVANTAGE EQUITY ENRICHER CASH VALUE DURING THE PERIOD. NO REPRESENTATION CAN BE MADE BY METLIFE INVESTORS USA OR THE PORTFOLIOS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                           ADVANTAGE EQUITY OPTIONS

VARIABLE ADDITIONAL INSURANCE DIVIDEND OPTION AND VARIABLE ADDITIONAL BENEFITS
                                     RIDER

                 METLIFE INVESTORS USA VARIABLE LIFE ACCOUNT A

  ISSUED BY METLIFE INVESTORS USA INSURANCE COMPANY ("METLIFE INVESTORS USA")

                      STATEMENT OF ADDITIONAL INFORMATION
                                   (PART B)

                                 JUNE 15, 2006

This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the prospectus dated June 15, 2006 and should be read in conjunction therewith. A copy of the prospectus for Advantage Equity Options may be obtained by writing to Metlife Investors USA, P.O. Box 355, Warwick, RI 02887-0355.

                                     SAI-1

                               TABLE OF CONTENTS

  The Company and the Separate Account.................................. SAI-3
  Distribution of the Policies that Include the Advantage Equity Options SAI-3
  Income Plans.......................................................... SAI-3
  Limits to MetLife Investors USA's Right to Challenge the Policy....... SAI-4
  Misstatement of Age or Sex............................................ SAI-4
  Reports............................................................... SAI-4
  Performance Data...................................................... SAI-4
  Personalized Illustrations............................................ SAI-5
  Experts............................................................... SAI-5
  Financial Statements.................................................. SAI-5

                                     SAI-2

                     THE COMPANY AND THE SEPARATE ACCOUNT

MetLife Investors USA is an indirect, wholly-owned subsidiary of MetLife, Inc. a publicly traded company. Our main office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MetLife Investors USA was formed under the laws of Delaware in 1960. MetLife, Inc., through its subsidiaries and affiliates, provides insurance and other financial services to individual and group customers.

We established the Separate Account under Delaware law on November 15, 2005. The Separate Account receives premium payments from the Advantage Equity Options described in the Prospectus and other variable life insurance policies that we may issue. We have registered the Separate Account as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act").

    DISTRIBUTION OF THE POLICIES THAT INCLUDE THE ADVANTAGE EQUITY OPTIONS

Our affiliate, MetLife Investors Distribution Company ("Distributor"), 5 Park Plaza, Suite 1900, Irvine, California 92614, serves as the "principal underwriter," as defined in the 1940 Act, for the Advantage Equity Options. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. We and Distributor perform the sales and administrative services for the Policies.

We offer the Advantage Equity Options through licensed life insurance sales representatives who are registered through affiliated and unaffiliated broker-dealers.

We offer the Advantage Equity Options to the public on a continuous basis. We anticipate continuing to offer the Advantage Equity Options, but reserve the right to discontinue the offering.

                                 INCOME PLANS

Generally, you can receive the Policy's insurance proceeds or amounts paid upon surrender of your Policy or your Advantage Equity Option under an income plan instead of in a lump sum. Before you choose an income plan you should consider:

.. The tax consequences associated with insurance or surrender proceeds, which can vary considerably, depending on whether a plan is chosen. You or your beneficiary should consult with a qualified tax adviser about tax consequences.

.. That your Policy or Advantage Equity Option will terminate at the time you commence an income plan and you will receive a new contract, which describes the terms of the income plan. You should carefully review the terms of the new contract, because it contains important information about the terms and conditions of the income plan.

.. The rates of return that we credit under these plans are not based on any of the Portfolios.

Generally, we currently make the following income plans available:

  .  Single Life Income

  .  Single Life Income--10-Year Guaranteed Payment Period

  .  Joint and Survivor Life Income

                                     SAI-3

        LIMITS TO METLIFE INVESTORS USA'S RIGHT TO CHALLENGE THE POLICY

We will not contest your Policy after two years from the base policy's issue or reinstatement (excluding riders added later). We will not contest your Advantage Equity Option after two years from its date of issue.

                          MISSTATEMENT OF AGE OR SEX

We will adjust benefits to reflect the correct age and sex of the insured, if this information is not correct in any Policy application.

                                    REPORTS

Generally, you will promptly receive statements confirming your significant transactions such as:

.. Transfers between investment divisions or between the investment divisions and the Fixed Account.

..  Partial withdrawals.

..  Loan amounts you request.

..  Premium payments.

If your premium payments are made through pre-authorized checking arrangement or another systematic payment method, we will not send you any confirmation in addition to the one you receive from your bank or employer.

We will also send you an annual statement within 30 days after a Policy year. The statement will summarize the year's transactions and include information on:

..  Deductions and charges.

..  Status of the death benefit.

..  Cash values.

..  Amounts in the Fixed Account and in each investment division you are using.

..  Status of Policy loans.

..  Automatic loans to pay interest.

..  Information on your modified endowment contract status (if applicable).

We will also send you a Fund's annual and semi-annual reports to shareholders.

                               PERFORMANCE DATA

We may provide information concerning the historical investment experience of the investment divisions, including average annual net rates of return for periods of one, three, five, and ten years, as well as average annual net rates of return and total net rates of return since inception of the Portfolios. These net rates of return represent past performance and are not an indication of future performance. Cost of insurance, sales, premium tax, and mortality and expense risk charges, which can significantly reduce the return to the Advantage Equity Options owner, are not reflected in these rates. The rates of return reflect only the fees and expenses of the underlying Portfolios. The net rates of return show performance from the inception of the Portfolios, which in some instances, may precede the inception date of the corresponding investment division.

                                     SAI-4

                          PERSONALIZED ILLUSTRATIONS

We may provide personalized illustrations showing how the Advantage Equity Options work based on assumptions about investment returns and the Policy Owner's and/or insured's characteristics. The illustrations are intended to show how the death benefit and cash value for the Advantage Equity Options could vary over an extended period of time assuming hypothetical gross rates of return (I.E., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to specified constant after-tax rates of return. One of the gross rates of return will be 0%. Gross rates of return do not reflect the deduction of any charges and expenses. The illustrations will be based on specified assumptions, such as face amount, premium payments, insured, underwriting class, and death benefit option. Illustrations will disclose the specific assumptions upon which they are based. Values will be given based on guaranteed mortality and expense risk and other charges and may also be based on current mortality and expense risk and other charges.

The illustrated death benefit and cash value for a hypothetical Advantage Equity Option would be different, either higher or lower, from the amounts shown in the illustration if the actual gross rates of return averaged the gross rates of return upon which the illustration is based, but varied above and below the average during the period, or if premiums were paid in other amounts or at other than annual intervals. For Advantage Equity Additions, they would also differ depending on the level of dividends declared by MetLife Investors USA on the base policy. For both Advantage Equity Options, they would also be different depending on the allocation of cash value among the Separate Account's investment divisions, if the actual gross rate of return for all investment divisions averaged 0%, 6% or 10%, but varied above or below that average for individual investment divisions. They would also differ if a Policy loan or partial surrender were made during the period of time illustrated.

                                    EXPERTS

The financial statements of MetLife Investors USA Insurance Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                             FINANCIAL STATEMENTS

The financial statements of MetLife Investors USA are attached to this Statement of Additional Information. Our financial statements should be considered only as bearing upon our ability to meet our obligations under the Policy.

                                     SAI-5

                 MetLife Investors USA Variable Life Account A

PART C. OTHER INFORMATION
        -----------------

ITEM 26. EXHIBITS

           (a)       Resolution of the Board of Directors of MetLife Investors
                     USA effecting the establishment of MetLife Investors USA
                     Variable Life Account A
           (b)       None
           (c) (i)   Principal Underwriter's and Selling Agreement (January 1,
                     2001) 3
               (ii)  Amendment to Principal Underwriter's and Selling
                     Agreement (January 1, 2002) 3
           (d) (i)   Variable Additional Insurance Rider
               (ii)  Variable Additional Benefit Rider
               (iii) Advantage Whole Life Insurance Policy (to be filed by amendment)
           (e)       Applications (to be filed by amendment)
           (f) (i)   Restated Articles of Incorporation of the Company 3
               (ii)  By-laws of the Company 3
               (iii) Certificate of Amendment of Certificate of Incorporation
                     filed 10/01/79; Certificate of Change of Location of
                     Registered Office and/ or Registered Agent 2/8/80;
                     Certificate of Amendment of Certification on Incorporation
                     4/26/83; Certificate of Amendment of Certificate of
                     Incorporation 10/19/84; Certificate of Amendment of
                     Certificate of Incorporation 6/13/94; Certificate of
                     Amendment of Certificate of Incorporation of Security
                     First Life Insurance Company (name change to MetLife
                     Investors USA Insurance Company) 12/18/00. 3
           (g) (i)   Reinsurance Agreement between MetLife Investors USA
                     Insurance Company and Metropolitan Life Insurance
                     Company 1
               (ii)  Automatic Reinsurance Agreement between MetLife
                     Investors USA Insurance Company and Exeter
                     Reassurance Company, Ltd.1
           (h)       Participation Agreement Among Metropolitan Series Fund,
                     Inc., MetLife Advisors, LLC, Metropolitan Life Insurance
                     Company and MetLife Investors USA Insurance Company
                     (effective July 1, 2004) 5
           (i)       None
           (j)       None
           (k)       Opinion and Consent of Marie C. Swift as to the legality of the securities being registered (to be filed by amendment)
           (l)       Actuarial Consent (to be filed by amendment)
           (m)       Calculation Exhibit (to be filed by amendment)
           (n)       Consent of Independent Registered Public Accounting
                     Firm (to be filed by amendment)
           (o)       None
           (p)       None
           (q)       None
           (r) (i)   Powers of Attorney 2
               (ii)  Power of Attorney for Matthew K. Wessel 4

1 Incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File Nos. 333-54464 and 811-03365) filed April 30, 2003.
2 Incorporated herein by reference to MetLife Investors USA Separate Account A Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (File Nos. 333-54464 and 811-03365) filed April 27, 2004.

3 Incorporated herein by reference to MetLife Investors USA Separate Account A Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 (File Nos. 333-54464 and 811-03365) filed on July 15, 2004.
4 Incorporated herein by reference to the MetLife Investors USA Separate Account A's Post-Effective Amendment No. 12 on Form N-4 (File Nos. 333-54464 and 811-03365) filed July 13, 2005.
5 Incorporated herein by reference to MetLife Investors USA Separate Account A 's Post-Effective Amendment No. 14 to Form N-4 (File Nos. 333-54464 and 811-03365) filed October 7, 2005.

ITEM 27. DIRECTORS AND OFFICERS OF DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

 Name and Principal Business Address    Positions and Offices with Depositor
 -----------------------------------    ------------------------------------
 Michael K. Farrell                     Chairman of the Board, President,
 10 Park Avenue                         Chief Executive Officer and Director
 Morristown, NJ 07962

 Susan A. Buffum                        Director
 334 Madison Avenue
 Covent Station, NJ 07961

 James P. Bossert                       Executive Vice President and Director
 10 Park Avenue
 Morristown, NJ 07962

 Michael R. Fanning                     Director
 501 Boylston Street
 Boston, MA 02116

 Elizabeth M. Forget                    Director
 260 Madison Avenue
 New York, NY 10010

 George Foulke                          Director
 501 Route 22
 Bridgewater, NJ 08807

 Hugh C. McHaffie                       Executive Vice President and Director
 501 Boylston Street
 Boston, MA 02116

 Richard C. Pearson                     Executive Vice President, General
 5 Park Plaza, Suite 1900               Counsel, Secretary and Director
 Irvine, CA 92614

 Jeffrey A. Tupper                      Director
 5 Park Plaza, Suite 1900
 Irvine, CA 92614

 Kevin J. Paulson                       Senior Vice President
 4700 Westown Parkway
 West des Moines, IA 50266

 Matthew K. Wessel                      Chief Financial Officer and Vice
 501 Route 22                             President
 Bridgewater, NJ 08807

 Anthony J. Williamson                  Treasurer
 One MetLife Plaza,
 27-01 Queens Plaza North,
 Long Island City, NY 11101

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

   The Registrant is a separate account of MetLife Investors USA Insurance Company under the Delaware insurance law. MetLife Investors USA Insurance Company is a wholly-owned direct subsidiary of MetLife Investors Group, Inc. which is a direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                            AS OF SEPTEMBER 30, 2005

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2005. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    CitiStreet Retirement Services LLC (NJ)

            a)    CitiStreet Financial Services LLC (NJ)

            b)    CitiStreet Funds Management LLC (NJ)

            c)    CitiStreet Associates LLC (DE)

                  1)    CitiStreet Equities LLC (NJ)

                  2)    CitiStreet Associates of Montana LLC (MT)

                  3)    CitiStreet Associates of Texas, Inc. (TX)

                  4)    CitiStreet Associates of Hawaii LLC (HI)

                  5)    CitiStreet Associates Insurance Agency of
                        Massachusetts LLC (MA)

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by Metlife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada, and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A., and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metlife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

      3.    Nathan and Lewis Associates of Texas, Inc. (TX)

      4.    Nathan and Lewis Associates Insurance Agency of Massachusetts, Inc.
            (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

            a)    Texas Life Agency Services, Inc. (TX)

            b)    Texas Life Agency Services of Kansas, Inc. (KS)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

      1.    MetLife Investors Insurance Company of California (CA)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

      1.    Walnut Street Advisers, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors USA Insurance Company (DE)

      2.    MetLife Investors Distribution Company (MO)

      3.    Met Investors Advisory, LLC (DE)

      4.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      2. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      3.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.9987% is owned by Metlife International Holdings, Inc. and 0.0013% is owned by Natiloporterm Holdings, Inc.

      4. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95% is owned by MetLife International Holdings, Inc. and 5% is owned by Natiloportem Holdings, Inc.

      5. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95% is owned by MetLife International Holdings, Inc. and 5% is owned by Natiloportem Holdings, Inc.

            a) Met AFJP S.A. (Argentina)- 95% of the shares of Met AFJP S.A. are owned by Metropolitan Life Seguros de Vida S.A. and 5% of the shares of Met AFJP S.A. are held by Metropolitan Life Seguros de Retiro S.A.

      6.    MetLife Insurance Company of Korea Limited (South Korea)

      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 99.999999% is owned by MetLife International Holdings, Inc. and 0.000001% is owned by Natiloportem Holdings, Inc.

            a)    CitiInsurance de Brasil Vida e Previdencia S.A. (Brazil)

      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 99.999978% is owned by MetLife International Holdings, Inc. and 0.000022% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Company Limited (Hong Kong)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      14.   MetLife Services Limited (United Kingdom)

      15. Siembra Seguros de Vida S.A. (Argentina) - 95.25% is owned by MetLife International Holdings, Inc. and 4.75% is owned by Natiloportem Holdings, Inc.

      16.   MetLife International Insurance Ltd. (Bermuda)

      17.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

      18. Siembra Seguros de Retiro S.A. (Argentina) - 95.25% is owned by MetLife International Holdings, Inc. and 4.75% is owned by; Natiloportem Holdings, Inc.

      19. Best Market S.A. (Argentina) - 95% is owned by MetLife International Holdings, Inc. and 5% is held by Natiloportem Holdings, Inc.

      20. Compania Previsional MetLife S.A. (Argentina) - 99.999978% is owned by MetLife International Holdings, Inc. and 0.000022% is owned by Natiloportem Holdings, Inc.

            a) Siembra AFJP S.A. (Argentina) - 99.999978% is owned by MetLife International Holdings, Inc. and 0.000022% is owned by Natiloportem Holdings, Inc.

      21.   MetLife Worldwide Holdings, Inc.

            a)    MetLife Towarzystwo Ubezpieczen na Zycie S.A. (Poland)

            b)    CDMK, Inc. (Korea)

            c)    CitiInsurance Reinsurance (Bermuda) Ltd. (Bermuda)

            d)    MetLife Direct Co., Ltd. (Japan)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Avenue BTP-D Holdings, LLC (DE)

      2.    334 Madison Avenue BTP-E Holdings, LLC (DE)

      3.    334 Madison Avenue Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 99% of the voting control of Park Twenty Three Investments Company is held by 334 Madison Euro Investments, Inc. and 1% voting control is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 99% of the voting control of Convent Station Euro Investments Four Company is held by Park Twenty Three Investments Company and 1% voting control is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      4. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      5. One Madison Investments (Cayco) Limited (Cayman Islands)- 89.9% of the voting control of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company and 10.1% voting control is held by Convent Station Euro Investments Four Company.

      6. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      7.    GA Holding Corp. (MA)

      9.    L/C Development Corporation (CA)

      10.   Benefit Services Corporation (GA)

      11.   Thorngate, LLC (DE)

      12.   Alternative Fuel I, LLC (DE)

      13.   Transmountain Land & Livestock Company (MT)

      14.   MetPark Funding, Inc. (DE)

      15.   HPZ Assets LLC (DE)

      16.   MetDent, Inc. (DE)

      17.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      18.   Metropolitan Tower Realty Company, Inc. (DE)

      19.   MetLife (India) Private Ltd. (India)

      20.   Metropolitan Marine Way Investments Limited (Canada)

      21.   MetLife Private Equity Holdings, LLC (DE)

      22.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      23.   Metropolitan Realty Management, Inc. (DE)

      24.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      25.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

        26.   Bond Trust Account A (MA)

        27.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 90% of MetLife Capital Credit L.P. is held directly by Metropolitan Life Insurance Company and 10% General Partnership interest of MetLife Capital Credit L.P. is held by Metropolitan Asset Management Corporation.

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company and 9.58% Limited Partnership and 16.64% General Partnership interests are held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) LA Investments, S.A. (Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and
                  1% of MetLife Latin America Asesorias e Inversiones Limitada.

      28.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

            c)    Omega Reinsurance Corporation (AZ)

      29.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   Paragon Life Insurance Company (MO)

                  (2)   GenAmerica Management Corporation (MO)

                 (3)   Reinsurance Group of America, Incorporated (MO) - (51.6%)

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                                          (bb)  Great Rivers Reinsurance
                                                Management, Inc. (MO)

                                          (cc)  RGA (U.K.) Underwriting Agency
                                                Limited (United Kingdom)

                        (b)   RGA Worldwide Reinsurance Company Ltd. (Barbados)

                        (c)   RGA Sigma Reinsurance SPC (Cayman Islands)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% of RGA Financial Group, L.L.C. is held by RGA Reinsurance Company (Barbados) Ltd. and 20% of RGA Financial Group, LLC is held by RGA Reinsurance Company

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia)

                              (i)   RGA Financial Products Limited (Canada)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina)

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I

      30.   Corporate Real Estate Holdings, LLC (DE)

      31. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control is held by Metropolitan Asset Management Corporation

      32.   MetLife Tower Resources Group, Inc. (DE)

      33.   Headland Development Corporation (CA)

      34.   Headland - Pacific Palisades, LLC (CA)

      35.   Headland Properties Associates (CA)

      36.   Krisman, Inc. (MO)

      37.   Special Multi-Asset Receivables Trust (DE)

      38.   White Oak Royalty Company (OK)

      39.   500 Grant Street GP LLC (DE)

      40. 500 Grant Street Associates Limited Partnership (CT) - 99% is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    The Travelers Insurance Company (CT)

      1.    190 LaSalle Associates L.L.C. (DE) - 50% is owned by a third party

      2.    440 South LaSalle LLC (DE)

      3.    BHI Rodeo LLC (DE)

      4. Citigroup Investments Oakmont Lane, LLC (DE) - 50% is owned by a third party

      5. Citigroup Alternative Investments Opportunity Fund I, LLC (DE) - 33% is owned by third party

      6. Citigroup Alternative Investments Opportunity Fund III Associates, LLC (CT) - 33% is owned by third party

            a) Tishman Speyer/Citigroup Alternative Investments Associates III, LLC (DE)

      7.    Pilgrim Investments Highland Park, LLC (CO)

      8.    Pilgrim Investments Schaumberg Windy Point, LLC (DE)

      9.    Pilgrim Investments York Road, LLC(DE)

      10.   Euro TI Investments LLC (DE)

      11.   Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd (Virgin
                  Islands)

      12.   Hollow Creek, L.L.C. (CT/NC)

      13. One Financial Place Corporation (DE) - 100% is owned in the aggregate by The Travelers Insurance Company and The Travelers Life and Annuity Company.

            a)    One Financial Place, LP (DE)

      14. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by The Travelers Insurace Company and The Travelers Life and Annuity Company.

      15.   Plaza LLC (CT)

            a)    Travelers Asset Management International Company LLC
                  (NY)

            b)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of Alabama, Inc. (AL)

                  2) Tower Square Securities Insurance Agency of Massachusetts, Inc. (MA)

                  3) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  4) Tower Square Securities Insurance Agency of Ohio, Inc. (OH) (99%)

                  5)    Tower Square Securities Insurance Agency of
                        Texas, Inc. (TX)

            c)    Travelers Distribution LLC (DE)

            d)    Travelers Investment Advisers, Inc. (DE)

      16.   TIC European Real Estate LP, LLC (DE)

      17.   TL&A Insurance Distribution LLC (DE)

      18.   Travelers European Investments LLC (CT)

      19.   Travelers International Investments Ltd. (Cayman Islands)

      20. Tribeca Citigroup Investments Ltd. (Cayman Islands) (68%) - 68% is owned by The Travelers Insurance Company, 4% is owned by The Travelers Life and Annuity Company and 28% is owned by a third party.

            a)    Tribeca Global Convertible Investments Ltd. (Cayman
                  Islands) (83%)

      21.   Trumbull Street Equity Investments LLC (DE)

            a) Tandem EGI/C Investments, L.P. (DE) - The General Partner is Trumbull Street Equity Investments LLC.

      22.   The Travelers Life and Annuity Company (CT)

            a)    Euro TL Investments LLC (DE)

            b)    SSB Private Selections, LLC (DE) (50%)

                  1)    Solomon Smith Barney Private Selection Fund I,
                        LLC (NY)

      23.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      24.   Umbrella Bear, Inc. (FL)

      25.   Ryan/Pilgrim Investments Chandler Freeways LLC (DE)

      26. TRAL & Co. (DE) - is a general partner. Its partners are The Travelers Insurance Company and The Travelers Life and Annuity Company.

      27.   Tribeca Distressed Securities LLC (DE)

Y.    The Travelers Life & Annuity Reinsurance Company (SC)

Z.    Citicorp Life Insurance Company (AZ)

      1.    First Citicorp Life Insurance Company (NY)

      2.    Euro CL Investments LLC (DE)

AA.   Trumbull Street Investments LLC (DE)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) New England Life Insurance Company ("NELICO"), owns 100% of the voting stock of Omega Reinsurance Corporation. NELICO does not have a financial interest in this subsidiary.

5) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 29. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000 subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors' and Officers' Liability insurance coverage with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter, as well as certain other subsidiaries of MetLife, Inc. are covered. A provision in MetLife, Inc's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. The foregoing sentence notwithstanding, if the Delaware General Corporation Law hereafter is amended to authorized further limitations of the liability of a director of a corporation, then a director of the corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article 7 by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan pursuant to the foregoing provisions, or otherwise, Metropolitan Life Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan Life Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITERS

(a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

          Met Investors Series Trust
          MetLife Investors USA Separate Account A

          MetLife Investors Variable Annuity Account Five MetLife Investors Variable Annuity Account One MetLife Investors Variable Life Account Five
          MetLife Investors Variable Life Account One
          First MetLife Investors Variable Annuity Account One General American Separate Account Eleven
          General American Separate Account Twenty- Eight General American Separate Account Twenty- Nine General American Separate Account Two
          Security Equity Separate Account Twenty-Six
          Security Equity Separate Account Twenty-Seven

(b) MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

 Name and Principal Business Address    Positions and Offices with Depositor
 -----------------------------------    ------------------------------------
 Michael K. Farrell                     Director
 10 Park Avenue
 Morristown, NJ 07962

 Craig W. Markham                       Director
 13045 Tesson Ferry Road
 St. Louis, MO 63128

 William J. Toppeta                     Director
 1 MetLife Plaza
 27-01 Queens Plaza North
 Long Island City, NY 11101

 Paul Sylvester                         President, National Sales Manager-
 10 Park Avenue                           Annuities & LTC
 Morristown, NJ 07962

 Timothy A. Spangenberg                 Executive Vice President and Chief
 13045 Tesson Ferry Road                  Financial Officer
 St. Louis, MO 63128

 Elizabeth M. Forget                    Executive Vice President, Investment
 260 Madison Avenue                       Fund
 New York, NY 10016                     Management & Marketing

 Edward C. Wilson                       Senior Vice President, Channel Head -
 5 Park Plaza, Suite 1900                 Wirehouse
 Irvine, CA 92614

 Paul A. LaPiana                        Executive Vice President, National
 5 Park Plaza, Suite 1900                 Sales Manager- Life
 Irvine, CA 92614

 Richard C. Pearson                     Executive Vice President, General
 5 Park Plaza, Suite 1900                 Counsel and Secretary
 Irvine, CA 92614

 Leslie Sutherland                      Senior Vice President, Channel Head -
 1 MetLife Plaza                          Broker/Dealers
 27-01 Queens Plaza North
 Long Island City, NY 11101

 Anthony J. Williamson                  Treasurer
 1 MetLife Plaza
 27-01 Queens Plaza North
 Long Island City, NY 11101

(c) Compensation From the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                              (3)
                                                        Compensation on
                                                            Events
                                             (2)        Occasioning the
(1)                                    Net Underwriting Deduction of a      (4)         (5)
Name of Principal                       Discounts and   Deferred Sales   Brokerage     Other
Underwriter                              Commissions         Load       Commissions Compensation
-----------------                      ---------------- --------------- ----------- ------------
MetLife Investors Distribution Company        $               --            --           --

Commissions are paid by the Company directly to agents who are registered representatives of the Principal Underwriter or to broker-dealers that have entered into a selling agreement with the principal underwriter with respect to sales of the Contracts.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

   The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

    (a)  Registrant

    (b)  MetLife Investors USA Insurance Company
         5 Park Plaza, Suite 1900
         Irvine, California 92614

    (c)  MetLife Investors Distribution Company
         5 Park Plaza, Suite 1900
         Irvine, California 92614

    (d)  Metropolitan Life Insurance Company
         200 Park Avenue
         New York, New York 10166

ITEM 32. MANAGEMENT SERVICES

   Not applicable

ITEM 33. FEE REPRESENTATION

   MetLife Investors USA Insurance Company represents that the fees and charges deducted under the "Advantage Equity Options" riders described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by the Company under the riders.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, MetLife Investors USA Variable Life Account A, has caused this Registration Statement to be signed on its behalf, in the City of Irvine, and the State of California on the 8th day of February, 2006.

                                              MetLife Investors USA Variable
                                                Life Account A

                                              By: MetLife Investors USA
                                                  Insurance Company

                                              By: /s/ Richard C. Pearson
                                                  -----------------------------
                                                  Richard C. Pearson
                                                  Executive Vice President and
                                                    General Counsel

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, MetLife Investors USA Insurance Company has caused this Registration Statement to be signed on its behalf, in the City of Irvine, and the State of California on the 8th day of February, 2006.

                                              MetLife Investors USA Insurance
                                                Company

                                              BY: /s/ Richard C. Pearson
                                                  -----------------------------
                                                  Richard C. Pearson
                                                  Executive Vice President and
                                                    General Counsel

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, on February 8, 2006.

              SIGNATURES                                TITLE
              ----------                                -----
 /s/ Michael K. Farrell*                Chairman of the Board, President and
 ------------------------------------     Chief Executive Officer
 Michael K. Farrell

 /s/ James P. Bossert *                 Director and Executive Vice President
 ------------------------------------
 James P. Bossert

 /s/ Susan A. Buffum *                  Director
 ------------------------------------
 Susan A. Buffum

 /s/ Michael R. Fanning *               Director
 ------------------------------------
 Michael R. Fanning

 /s/ Elizabeth M. Forget *              Director
 ------------------------------------
 Elizabeth M. Forget

 /s/ George Foulke *                    Director
 ------------------------------------
 George Foulke

 /s/ Hugh C. McHaffie *                 Director and Executive Vice President
 ------------------------------------
 Hugh C. McHaffie

 /s/ Richard C. Pearson *               Director, Executive Vice President,
 ------------------------------------     General Counsel and Secretary
 Richard C. Pearson

 /s/ Jeffrey A. Tupper *                Director
 ------------------------------------
 Jeffrey A. Tupper

 /s/ Matthew K. Wessel *                Vice President and Chief Financial
 ------------------------------------     Officer
 Matthew K. Wessel                      (Principal Accounting Officer)

                                              By: /s/ John E. Connolly, Jr.
                                                  -----------------------------
                                                  John E. Connolly, Jr.,
                                                    Attorney-in-fact

* MetLife Investors USA Insurance Company. Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney incorporated herein by reference to MetLife Investors USA Separate Account A's Post-Effective Amendment No. 5 on Form N-4 (File Nos. 333-54464/811-03365) filed on April 27, 2004 except for Matthew K. Wessel whose power of attorney is incorporated herein by reference to MetLife Investors USA Separate Account A's Post-Effective Amendment No. 12 to Form N-4 (File Nos. 333-54464 and 811-03365) filed on July 13, 2005.

                                 Exhibit Index

(a.)   Resolutions to establish the separate account
(d)(i) Variable Additional Insurance Rider
  (ii) Variable Additional Benefit Rider